Exhibit 99.1
壹賬通金融科技有限公司 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. (Incorporated in the Cayman Islands with limited liability) Stock Code : 6638 NYSE: OCFT Interim Report 2023

Corporate Information 2 Financial Performance Highlights 4 Business Review and Outlook 8 Management Discussion and Analysis 13 Corporate Governance and Other Information 19 Report on Review of Interim Financial Information 27 Condensed consolidated statement of comprehensive income 28 Condensed consolidated balance sheet 30 Condensed consolidated statement of changes in equity 32 Condensed consolidated statement of cash flows 34 Notes to the condensed consolidated interim financial information 35 Contents

2 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Corporate Information BOARD OF DIRECTORS Executive Directors Mr. Chongfeng Shen (沈崇鋒) (Chairman and Chief Executive Officer) Ms. Rong Chen (陳蓉) Non-executive Directors Ms. Sin Yin Tan (陳心穎) Ms. Xin Fu (付欣) Mr. Wenwei Dou (竇文偉) Ms. Wenjun Wang (王文君) Mr. Min Zhu (朱敏) Independent Non-executive Directors Dr. Yaolin Zhang (張耀麟) Mr. Tianruo Pu (濮天若) Mr. Wing Kin Anthony Chow (周永健) Mr. Koon Wing Ernest Ip (葉冠榮) AUDIT COMMITTEE Mr. Tianruo Pu (濮天若) (Chairperson) Mr. Wing Kin Anthony Chow (周永健) Mr. Koon Wing Ernest Ip (葉冠榮) COMPENSATION AND NOMINATION COMMITTEE Mr. Yaolin Zhang (張耀麟) (Chairperson) Ms. Rong Chen (陳蓉) Mr. Wing Kin Anthony Chow (周永健) JOINT COMPANY SECRETARIES Ms. Yanjing Jia (賈燕菁) Ms. Wing Shan Winza Tang (鄧頴珊) (ACG HKACG) AUTHORISED REPRESENTATIVES Ms. Rong Chen (陳蓉) Ms. Wing Shan Winza Tang (鄧頴珊) LISTING INFORMATION AND STOCK CODE The Stock Exchange of Hong Kong Limited Stock Code: 6638 New York Stock Exchange Stock Ticker: OCFT REGISTERED OFFICE IN THE CAYMAN ISLANDS Maples Corporate Services Limited PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands HEAD OFFICE 10-14F, Block A, Platinum Towers No. 1 Tairan 7th Rd Futian District, Shenzhen PRC PRINCIPAL PLACE OF BUSINESS IN HONG KONG Room 2701, Central Plaza 18 Harbour Road Wanchai, Hong Kong COMPANY’S WEBSITE www.ocft.com AUDITORS PricewaterhouseCoopers Certified Public Accountants Registered Public Interest Entity Auditor 22/F Prince’s Building Central Hong Kong

INTERIM REPORT 2023 3 Corporate Information HONG KONG LEGAL ADVISOR Cleary Gottlieb Steen & Hamilton (Hong Kong) 37/F, Hysan Place 500 Hennessy Road Causeway Bay Hong Kong COMPLIANCE ADVISOR Somerley Capital Limited 20th Floor, China Building 29 Queen’s Road Central Hong Kong PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE IN CAYMAN ISLANDS Maples Fund Services (Cayman) Limited PO Box 1093, Boundary Hall Cricket Square, Grand Cayman, KY1-1102 Cayman Islands HONG KONG BRANCH SHARE REGISTRAR Computershare Hong Kong Investor Services Limited Shops 1712-1716, 17th Floor, Hopewell Center 183 Queen’s Road East Wan Chai, Hong Kong PRINCIPAL BANK Ping An Bank Co., Ltd. Shenzhen Branch Ping An Bank Building No. 1099 Shennan Middle Road Futian District, Shenzhen PRC

4 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Financial Performance Highlights • Revenue from third-party customers decreased 7.0% to RMB637.2 million for the six months ended June 30, 2023 as compared to RMB685.0 million for the corresponding period in 2022. • Revenue decreased 11.8% to RMB1,899.3 million for the six months ended June 30, 2023 as compared to RMB2,152.7 million for the corresponding period in 2022. • Gross margin was 36.7% for the six months ended June 30, 2023 as compared to 35.3% for the corresponding period in 2022; non-IFRS gross margin1 was 39.8% for the six months ended June 30, 2023 as compared to 39.4% for the corresponding period in 2022. • Operating loss narrowed by 69.5% to RMB192.9 million for the six months ended June 30, 2023, as compared to RMB632.5 million for the corresponding period in 2022. Operating margin narrowed to -10.2% from -29.4% for the corresponding period in 2022. • Net loss attributable to shareholders narrowed by 66.1% to RMB190.5 million for the six months ended June 30, 2023, as compared to RMB562.4 million for the corresponding period in 2022. Net margin to shareholders improved to -10.0% for the six months ended June 30, 2023 compared to -26.1% for the corresponding period in 2022. • Net loss per ordinary share, basic and diluted, was RMB-0.17 for the six months ended June 30, 2023 as compared to RMB-0.51 for the corresponding period in 2022. Net loss per ADS, basic and diluted, was RMB-5.24 for the six months ended June 30, 2023 as compared to RMB-15.29 for the corresponding period in 2022.

INTERIM REPORT 2023 5 Financial Performance Highlights – In RMB’000, except percentages and per ADS Six Months Ended June 30, amounts 2023 2022 YoY (Unaudited) (Unaudited) Revenue Revenue from Ping An Group 1,117,649 1,231,282 -9.2% Revenue from Lufax 144,499 236,463 -38.9% Revenue from third-party customers2 637,198 684,958 -7.0% Total 1,899,346 2,152,703 -11.8% Gross profit 696,233 759,283 Gross margin 36.7% 35.3% Non-IFRS gross margin1 39.8% 39.4% Operating loss (192,939) (632,513) Operating margin -10.2% -29.4% Net loss to shareholders (190,465) (562,374) Net margin to shareholders -10.0% -26.1% Net loss per ADS3, basic and diluted (5.24) (15.29) Notes: 1 For more details on this non-IFRS financial measure, please see the section entitled “Use of Unaudited Non–IFRS Financial Measures”. 2 Third-party customers refer to each customer with revenue contribution of less than 5% of our total revenue in the relevant period. These customers are a key focus of the Company’s diversification strategy. 3 Each American Depositary Share (“ADS”) represents thirty ordinary shares. In December 2022, the Company effected an ADS ratio change to adjust its ordinary share to ADS ratio from one (1) ADS representing three (3) ordinary shares to one (1) ADS representing thirty (30) ordinary shares (the “Ratio Change”). Except otherwise stated, the Ratio Change has been retrospectively applied for all periods presented in this report.

6 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Financial Performance Highlights Use of Unaudited Non-IFRS Financial Measures The unaudited consolidated financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”). Non-IFRS measures are used in gross profit and gross margin, adjusted to exclude non-cash items, which consist of amortization of intangible assets recognized in cost of revenue, depreciation of property and equipment recognized in cost of revenue, and share-based compensation expenses recognized in cost of revenue. The management of the Company regularly review non-IFRS gross profit and non-IFRS gross margin to assess the performance of our business. For example, by excluding non-cash items, non-IFRS gross profit and non-IFRS gross margin allow the Company’s management to evaluate the cash conversion of one dollar revenue on gross profit. The Company uses these non-IFRS financial to evaluate our ongoing operations and for internal planning and forecasting purposes. The Company believes that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. The Company also believes that presentation of the non-IFRS financial measures provides useful information to our investors regarding our results of operations because it allows investors greater transparency to the information used by our management in its financial and operational decision making so that investors can see through the eyes of the Company’s management regarding important financial metrics that the management uses to run the business as well as allowing investors to better understand the Company’s performance. However, non-IFRS financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly-titled non-IFRS measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS financial measure in isolation from or as an alternative to the financial measure prepared in accordance with IFRS. Whenever the Company uses a non-IFRS financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with IFRS. Investors and shareholders of the Company (“Shareholders”) are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures.

INTERIM REPORT 2023 7 Financial Performance Highlights The following table sets forth unaudited reconciliation of IFRS and non-IFRS results for the period indicated. Six months ended June 30, 2023 2022 (Unaudited) RMB’000 (Unaudited) RMB’000 Gross profit 696,233 759,283 Gross margin 36.7% 35.3% Non-IFRS adjustment – Amortization of intangible assets recognized in cost of revenue 55,165 85,867 – Depreciation of property and equipment recognized in cost of revenue 3,365 1,560 – Share-based compensation expenses recognized in cost of revenue 1,336 1,422 Non-IFRS Gross profit 756,099 848,132 Non-IFRS Gross margin 39.8% 39.4%

8 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Business Review and Outlook Business Review We are a technology-as-a-service provider for the financial services industry in China with an expanding international presence. We provide integrated technology solutions to financial institutional customers, including digital banking solutions and digital insurance solutions. We also provide digital infrastructure for financial institutions through our Gamma Platform. Our solutions and platform help financial institutions accelerate their digital transformation. We believe that our “technology + business” model is our key competitive advantage and a driving force of how we win new business and engage with our customers. 100% of large and joint-stock banks, 98% of city commercial banks, 65% of property and casualty insurance companies and 49% of life insurance companies in China have used at least one of our products since our inception. The regulatory authorities have put strategic importance on the digital transformation of financial institutions. In December 2021, the People’s Bank of China issued the FinTech Development Plan (2022-2025) (“Plan”), which proposed the guidelines for Fintech development, and emphasized the importance of accelerating the digital transformation of financial institutions. The Fintech development in the new period, as set out in the Plan, should also focus on technology-driven and data-enabled financial innovation to achieve a leapfrogging improvement in the overall level and core competitiveness by 2025. In January 2022, China Banking and Insurance Regulatory Commission issued the Guidelines on Digital Transformation of Banking and insurance Industry, requiring the top-level design for the digital transformation of financial institution. According to China Insights Industry Consultancy Limited, with the continuous improvement of the digitalization of financial institutions, the total technology spending of financial institutions in China is expected to reach RMB799.3 billion by 2025. In February 2023, China has rolled out a plan for the overall layout of the country’s digital development, which was jointly released by the Communist Party of China Central Committee and the State Council (《數字中國建設整體佈局規 劃》) (the “Digital Development Plan”). According to the Digital Development Plan, building a digital China is important for the advancement of Chinese modernization in the digital era, and provides solid support for the development of new advantages in the country’s competitiveness. The Digital Development Plan includes support for the in-depth integration of digital technology and the real economy and the application of digital technology in multiple sectors, including finance sector. Financial institutions are increasingly embracing digital transformation in their strategic plans and ramping up investment in this regard. China’s digital economy is expected to surpass RMB60 trillion ($8.84 trillion) by 2025, according to a forecast by the China Academy of Information and Communications Technology. In the first half of 2023, we managed to achieve solid financial results. Although our total revenue decreased by 11.8% year-over-year to RMB1.89 billion, our gross margin improved by 1.4 percentage points from 35.3% year-over-year to 36.7%. We also continued to improve our net margin to shareholders, optimizing 16.1 percentage points year-over-year to -10.0%. The number of premium-plus customers decreased year-over-year to 121 from 134 for the same period in 2022, primarily driven by fewer customers in digital banking segment due to slower-than-expected recovery of banking activities. We continued to implement our second-stage strategy to deepen engagement with our customers, further integrate and upgrade products and expand our financial service ecosystem and overseas markets.

INTERIM REPORT 2023 9 Business Review and Outlook In digital banking, we focus on serving banking financial institutions through two integrated solutions: digital retail banking and digital commercial banking, which help banks to effectively improve operation efficiency and effectiveness in marketing, risk management and business management. In terms of digital retail banking, we offered two integrated solutions: intelligent operation solution and intelligent risk management solution. Our intelligent marketing solution includes AI banker, intelligent marketing management and analytics platform and end-to-end wealth management platform. Our intelligent operation solution offers scene-based customer group operation service through smart customer benefits management. Our digital commercial banking solutions integrate an intelligent service platform to assist corporate relationship managers, offers an intelligent product development platform that facilitates the swift design and launch of corporate customer lending products, and an AI-empowered intelligent risk management platform that helps banks manage small and medium-sized enterprises (“SME”) credit risks. Furthermore, we developed SME financing platform for governments and regulator to address SME financing challenges. In the first half of 2023, we continued to upgrade our products to further broaden use cases through upgrading the algorithm model, expanding system compatibility, optimizing architecture structure in order to improve user experience and application operation effectiveness. We had further breakthrough in self-controlled technology, where we received 4 accreditations. Our products and services continued to receive recognition in the market. For example, our digital lending comprehensive solution was awarded “2022 China Best Supplier of Financial Technology” in the Third Yangtze River Delta Fintech Innovation & Application Global Competition. Meanwhile, we continued to deepen our cooperation with banks and made several breakthroughs in large banks. In digital retail banking, we delivered smart decision-making consulting to a leading joint-stock bank. We helped the bank to formalize an indicator-driven strategy framework based on retail business scenarios, and built their smart decision platform to drive retail business operation. In digital commercial banking, we continued to deepen our cooperation with policy banks and joint-stock banks through multiple-phases projects. In these projects, we helped banks to monitor credit risk indicators by leveraging leading technologies further e.g. big data, machine learning, natural language processing (NLPs), to identify and mitigate risks. In digitalized management (數字化經營), we helped policy banks and several state-owned enterprise banks to improve their operating data base, establish business measurement analytics and prediction models and enhance operational efficiency to be more digitalized, intelligent and accurate. In digital insurance, our solution helps insurance companies to digitalize the entire insurance process, helping them handle marketing, customer management and claim processing. We also provide our customers service management platforms. We provide these offerings under our intelligent auto insurance solution and our intelligent life insurance solution.

10 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Business Review and Outlook Our intelligent auto insurance solution helps insurers reduce losses, fight fraudulent claims and improve service quality. This solution integrates technologies, including AI and advanced analytics, and services, to automate the entire claim-processing procedure – claim submission, instant inspections and settlement, appraisal and roadside assistance, and auto parts sourcing. In the first half of 2023, we established collaborations with several new property and casualty insurers on auto claim end-to-end solution projects. Our solution scope extended from auto insurance to the non-auto insurance field for the first time, whereby we established new collaboration with a leading property and casualty insurer in South Korea. Our intelligent life insurance solution helps insurers improve efficiency, risk control, and customer experience across their sales, policy issuance, policy claims processing and customer service. On March 23, 2023, with Fintech solutions stemmed from large scale business use cases, we entered into an all-round strategic collaboration with Old Mutual, a well-known insurer globally established for more than 179 years, to propel the digital transformation of life insurance business by leveraging both parties’ deep technology expertise and extensive localization experience in financial markets. With digital transformation a priority of Old Mutual’s customer-centric strategy, Old Mutual has been on a multi-year journey towards embedding digitalization across their operations. Our universal agent solution effectively helps agents of Old Mutual in South Africa market improve service efficiency and conversion rate of potential customers, which contributed to their success in the market. Going forward, we will continue to leverage the 30-plus years of experience and technological innovations of Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries (the “Ping An Group”) in the insurance industry to create more high quality solutions applicable to the South African market for Old Mutual. Both parties will adhere to the principle of win-win collaboration, creating a benchmark model for the digital transformation of life insurance companies, and jointly opening a new chapter of digital transformation in the global insurance industry. In terms of our Gamma Platform, our AI customer service includes modules that use our award-winning AI technology to support financial institutions’ customer service functions, helping them reduce headcount requirements and improve efficiency at their call centers. Our intelligent voice services are not only equipped with advanced underlying AI voice engine and robotics platform technology, but also with models featuring rich financial scenarios and data (such as financial scenario dialogue flow chart, ASR speech recognition, NLP intention understanding), which can standardize AI financial scenarios, processes and training methodologies and enable financial institutions to promote AI remote services more quickly, improve AI application more effectively while reducing operating costs. In the first half of 2023, our intelligent voice services integrated with Gamma Platform’s visual engines such as facial OCR, as well as front-end risk control applications, to develop a new product – Digital Staff powered Face-to-face Loan Approval. This product was launched for a leading automotive financing company, not only enhancing their efficiency and reducing risks, but also improving the user experience through intelligent human-computer interaction. Meanwhile, our Gamma Platform made significant breakthroughs in operations and new customer acquisitions, including several new top-tier players from industries such as public service transportation and automotive. We have continued to expand our overseas presence and achieved strong growth in recent years, especially in Hong Kong and Southeast Asia markets.

INTERIM REPORT 2023 11 Business Review and Outlook In 2020, we successfully launched our virtual bank in Hong Kong, Ping An OneConnect Bank (Hong Kong) Limited (“Ping An OneConnect Bank”). In the first half of 2023, Ping An OneConnect Bank’s total gross revenue increased by 45.2% year-over-year to RMB66 million, while its customer loans and advances increased by 6.5% year-over-year to HK$1.8 billion. Ping An OneConnect Bank is the first virtual bank to provide flexible and efficient banking services with a focus on SMEs in Hong Kong. It was the first virtual bank to participate in the SME Financing Guarantee Scheme launched by the Hong Kong Mortgage Corporation Limited. In terms of credit assessment, Ping An OneConnect Bank adopted alternative data to support its credit decisions, allowing it to better understand SMEs’ financing needs and perform more complete and accurate credit risk assessment. Such a streamlined credit assessment process resulted in a much shorter turnaround time and “time to cash” for SMEs. As of June 30, 2023, amongst all SME loan applications approved by Ping An OneConnect Bank, 34% of which are the first bank loan obtained by those SME customers. This demonstrates that Ping An OneConnect Bank has filled the gap within the market by supporting the underserved SME customers and helping to promote financial inclusion. During the six months ended June 30, 2023, Ping An OneConnect Bank launched two new SME loan services, “eFast Loan” and “Business Revolving Loan”. By leveraging fintech and commercial data, Ping An OneConnect Bank provided more convenient financing services to SMEs from the retail sector with simplified loan application and approval procedures and enabled them to meet their capital requirements and seize business opportunities without hassle. Ping An OneConnect Bank received a number of international awards recognitions, including “Hong Kong’s Best Bank for SMEs” at Asiamoney Best Bank Awards 2023, “Virtual Bank of the Year” at Bloomberg Businessweek/Chinese Edition Financial Institution Awards 2023 and “Virtual Bank of The Year – SME” at The Asset Triple A Digital Awards 2023. In 2022, Our subsidiary Ping An OneConnect Credit Reference Services Agency (HK) Limited has officially been informed of the approval of testing sign-off and independent assessment report and the decision of the Hong Kong Association of Banks to select it as a selected credit reference agency (“CRA”) under the Multiple CRAs Model. Our CRA, which is expected to commence business in late 2023, will tap into the potential in the Great Bay Area from Hong Kong and contribute to credit reference business in the region. As of June 30, 2023, CRA has basically completed initial data load, data cleansing and data verification of 65 credit providers. Meanwhile, CRA has made great progress in the development of personal credit products, SME credit platform and cross-border products. CRA will continue to focus on product development, system construction, and is committed to building a core credit product system through unique business scenarios and data sources, and provide comprehensive credit services for financial institutions in Hong Kong. We started our business in Southeast Asia since 2018 to tap into Southeast Asia’s RMB10 billion financial digital transformation market. Our customers in Southeast Asia include small-and – medium-sized local banks as well as larger financial institutions, such as top three regional banks, twelve top local banks, and two of the world’s top insurance companies. In 2022, we established our presence in the Middle East, empowering Abu Dhabi Global Market (ADGM) to build a SME Financing Platform.

12 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Business Review and Outlook In May 2023, we further deepened our cooperation with SB Finance, helping SB Finance to enhance product delivery efficiency, and reduce operational costs and downtime. This collaboration marks a significant milestone in establishing a long-term and close strategic partnership between us and SB Finance. As of June 30, 2023, we have expanded our overseas presence to 20 countries and territories, covering more than 172 customers. Business Outlook In view of the development of digital economy, financial institutions are increasingly embracing digital transformation and more opportunities have been laid out for Fintech expansion. Looking ahead to the second half of 2023, we will continue to implement our second-stage strategy of deepening customer engagement to focus on serving premium-plus customers and product integration. For product integration, we will continue to upgrade our solutions through adding new product modules, which have been tested and proven within Ping An Group, empowering customers in digital transformation. Also, we will continue to accelerate product standardization, improve delivery efficiency, and provide customers with full-process digital transformation services. As for premium-plus customer expansion, we will strengthen our key customer services, and continue to increase sustainable revenue for single products as well as multi-product cross-selling. We will also accelerate the expansion of new customers, to improve market coverage and broaden customer base. We also expect to continue to invest in research and development activities at a reasonable pace to improve the technologies and applications we employ in providing our solutions, and to optimize our product structure by integrating single-module products to more integrated solutions. As a key part of our ecosystem strategy, we will keep on exploring partnership with government agencies and industry partners. In overseas business, we will continue to explore opportunities to provide our solutions, which have been tested and proven in China, to underserved overseas markets with robust demands for digital transformation. We believe economic stimulus will undoubtedly bolster China’s economy over a longer span. However, we do recognize that over the short term our recovery will take some time as a result of the business nature. We will continue with prudent operation in the second half of 2023, focusing on growing revenue from third-party customers, and improving profit margin.

Management Discussion and Analysis

Revenue

In RMB'000, except percentages	Six Months Ended June 30, 2023 (Unaudited)	2022 (Unaudited)	YoY
Technology Solution Segment[1]			
Implementation	**443,023**	342,611	29.3%
Transaction-based and support revenue			
Business origination services	**81,127**	219,494	-63.0%
Risk management services	**150,317**	198,497	-24.3%
Operation support services	**471,585**	572,105	-17.6%
Cloud services platform	**614,620**	665,207	-7.6%
Post-implementation support services	**25,649**	26,794	-4.3%
Others	**46,664**	82,295	-43.3%
Sub-total for transaction-based and support revenue	**1,389,962**	1,764,392	-21.2%
Sub-total	**1,832,985**	2,107,003	-13.0%
Virtual Bank Business			
Interest and commission	**66,361**	45,700	45.2%
Total	**1,899,346**	2,152,703	-11.8%

Note:

1 Intersegment eliminations and adjustments are included under technology solution segment.

Our revenue decreased by 11.8% to RMB1,899.3 million for the six months ended June 30, 2023 from RMB2,152.7 million for the corresponding period of 2022, primarily as a result of the decrease in revenue from technology solution.

Technology Solution. Our revenue from technology solution decreased by 13.0% to RMB1,833.0 million for the six months ended June 30, 2023 from RMB2,107.0 million for the corresponding period of 2022, primarily as a result of the decrease in revenue generated from business origination services and operation support services. Revenue from business origination services decreased by 63.0% to RMB81.1 million for the six months ended June 30, 2023 from RMB219.5 million for the corresponding period of 2022, primarily due to declined transaction volumes. Revenue from operation support services decreased by 17.6% to RMB471.6 million for the six months ended June 30, 2023 from RMB572.1 million for the corresponding period of 2022, primarily caused by reduced demand for banking customer services operation products and auto ecosystem services. Revenue from implementation increased by 29.3% to RMB443.0 million for the six months ended June 30, 2023 from RMB342.6 million for the corresponding period of 2022, mainly contributed by projects from new customers as well as consistent delivery efforts on existing contracts, especially expanding customer demand for digitalized management (數字化經營).

Virtual Bank Business. Our interest and commission revenue increased significantly to RMB66.4 million for the six months ended June 30, 2023 from RMB45.7 million for the corresponding period of 2022, primarily due to rapid growth in customer demand.

INTERIM REPORT 2023 13

14 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Management Discussion and Analysis Cost of Revenue Our cost of revenue decreased by 13.7% to RMB1,203.1 million for the six months ended June 30, 2023 from RMB1,393.4 million for the corresponding period of 2022, primarily as a result of the decrease in cost of revenue of technology solution. Technology Solution. Our cost of revenue of technology solution decreased by 16.4% to RMB1,146.5 million for the six months ended June 30, 2023 from RMB1,371.8 million for the corresponding period of 2022. The decrease was primarily driven by a decrease in business service fees (which consist of business service fees under technology service fee, business origination fee, and other costs). Virtual Bank Business. Our cost of revenue of virtual bank business increased by 164.8% to RMB57.2 million for the six months ended June 30, 2023 compared with RMB21.6 million for the corresponding period of 2022, as a result of the rapid growth of our virtual bank’s banking business. Gross Profit and Gross Margin As a result of the foregoing, our gross profit decreased by 8.3% to RMB696.2 million for the six months ended June 30, 2023 from RMB759.3 million for the corresponding period of 2022. Our gross margin increased to 36.7% for the six months ended June 30, 2023 compared to 35.3% for the corresponding period of 2022, benefitting from on-going product standardization efforts. Our non-IFRS gross profit margin increased to 39.8% for the six months ended June 30, 2023 compared to 39.4% for the corresponding period of 2022. Operating Expenses Research and Development Expenses Our research and development costs decreased by 28.7% to RMB528.0 million for the six months ended June 30, 2023 from RMB740.5 million for the corresponding period of 2022, primarily due to our initiatives to invest in research and development at a reasonable pace and selectively invest in profitable projects. Selling and Marketing Expenses Our selling and marketing expenses decreased by 40.8% to RMB129.3 million for the six months ended June 30, 2023 from RMB218.3 million for the corresponding period of 2022, mainly due to a decrease in marketing and advertising expenses and a decrease in labor cost in employee benefits expenses. General and Administrative Expenses Our general and administrative expenses decreased by 39.8% to RMB242.1 million for the six months ended June 30, 2023 from RMB401.9 million for the corresponding period of 2022, primarily due to our ongoing optimization efforts. Net Impairment Losses on Financial and Contract Assets Our net impairment losses on financial and contract assets increased to RMB38.6 million for the six months ended June 30, 2023 from RMB14.9 million for the corresponding period of 2022, primarily due to higher reversal of impairment as a result of receivables collection in the second quarter of the previous year.

INTERIM REPORT 2023 15 Management Discussion and Analysis Other Income, (Loss)/Gain – Net We incurred other income, gain-net of RMB48.9 million for the six months ended June 30, 2023 compared to other income loss-net of RMB16.1 million for the corresponding period of 2022, primarily due to a lower foreign exchange loss offset in part by a lower net gain on derivatives. Finance Income Our finance income increased by 119.9% from RMB5.2 million for the six months ended June 30, 2022 to RMB11.5 million for the corresponding period in 2023, primarily due to the deposit for restricted swap was converted into a time deposit with higher interest rate as a result of the change in investment structure of Jin Cheng Long Limited (金誠隆有限公司). Finance Costs Our finance costs decreased by 40.5% from RMB19.7 million for the six months ended June 30, 2022 to RMB11.7 million for the corresponding period in 2023, primarily due to our lower level of onshore bank borrowings. Share of Gain of Associate and Joint Venture Our share of gains of associate and joint venture decreased by 64.7% from RMB20.3 million for the six months ended June 30, 2022 to RMB7.2 million for the corresponding period of 2023, primarily contributed by less profit share from Ping An Puhui Lixin Asset Management Co., Ltd. (平安普惠立信資產管理有限公司) (“Puhui Lixin”) due to disposal activity. Impairment Charges on Associates Our impairment charges on associates for the six months ended June 30, 2023 was RMB7.2 million compared with nil for the corresponding period of 2022, primarily due to Puhui Lixin disposal. Loss Before Income Tax As a result of the foregoing, our loss before income tax decreased to RMB193.1 million for the six months ended June 30, 2023 compared to RMB626.6 million for the corresponding period of 2022. Income Tax Benefit Our income tax benefit decreased by 114.8% from RMB36.4 million for the six months ended June 30, 2022 to RMB-5.4 million for the corresponding period in 2023, primarily due to less deferred tax assets were recognised based on the expected taxable profits of the relevant entities. Loss for the Period As a result of the foregoing, our loss decreased to RMB198.5 million for the six months ended June 30, 2023 from RMB590.2 million for the corresponding period of 2022.

16 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Management Discussion and Analysis Cash Flow Data For the six months ended June 30, 2023, our net cash used in operating activities was RMB632.9 million, net cash generated from investing activities was RMB298.1 million primarily due to our proceeds from sale of financial assets at fair value through profit or loss, which was related to our cash management activities, and net cash used in financing activities was RMB88.9 million primarily due to repayments of short-term borrowings and lease payments. For the corresponding period of 2022, our net cash used in operating activities was RMB793.1 million, net cash generated from investing activities was RMB1,507.9 million and net cash used in financing activities was RMB692.3 million. Our business is mostly a cash-flow business and therefore our operating cash flow is strongly correlated with, and mainly driven by, our profitability. Liquidity and Capital Resources For liquidity management, we conduct (i) weekly assessments on wealth management account position and weekly plan for expected inflow and outflow, (ii) regular reviews of risk, level of liquidity and market value of such assets, (iii) close monitoring of the changing market environment and assessments of the impact on liquidity, and (iv) dynamic management of wealth management account positions. These liquid assets can be used to timely supplement our cash to maintain a healthy liquidity position. Our principal sources of liquidity of our technology solution segment have been cash and cash equivalents, redeemable wealth management products, bank borrowings and cash generated from financing activities. Our principal sources of liquidity of our virtual bank business segment have been customer deposits from our virtual bank operation. As of June 30, 2023, we had cash and cash equivalents of RMB1,519.5 million (December 31, 2022: RMB1,907.8 million), restricted cash of RMB202.1 million (December 31, 2022: RMB343.8 million) and financial assets at fair value through profit or loss of RMB771.8 million (December 31, 2022: RMB690.6 million). Our cash and cash equivalents primarily represent cash at banks, and our restricted cash consists primarily of pledged deposits for currency swaps. Borrowings As of June 30, 2023, we had short-term borrowings of RMB256.4 million (December 31, 2022: RMB289.1 million). We had credit facilities primarily with three Chinese banks in the aggregate of committed credit of RMB700 million. The weighted average annual interest rate under our outstanding borrowings was 4.63% (December 31, 2022: 4.61%). None of our credit facilities contain a material financial covenant. Pledge of Assets As of June 30, 2023, among our restricted cash, RMB44.7 million were pledged for currency swaps, and RMB7.7 million were pledged for business guarantees. Other than the above, the Group did not have any encumbrances, mortgage, lien, charge or pledge on its assets. Gearing Ratio As of June 30, 2023, our gearing ratio (i.e. in percentage, total debt divided by total equity, and total debt is calculated as the aggregate of total borrowings and lease liabilities) was 10.3% (as of December 31, 2022: 11.6%).

INTERIM REPORT 2023 17 Management Discussion and Analysis Significant Investments The Group’s investments with value of 5% or more of our total assets are considered as significant investments. We did not hold any significant investments during the six months ended June 30, 2023. Material Acquisitions and Disposals On June 12, 2023, we completed the disposal of the Group’s 40% equity interest in Puhui Lixin to Ping An Puhui Enterprises Management Co., Ltd. (平安普惠企業管理有限公司) at a consideration of RMB199,200,000. Upon the completion, we no longer held any equity interest in Puhui Lixin. For further details, please refer to the announcement published by the Company on November 24, 2022, the circular published by the Company on February 20, 2023 and the announcement published by the Company on April 4, 2023. Other than the above, we did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, or associated companies during the six months ended June 30, 2023. Future Plans for Material Investments or Capital Assets We did not have detailed future plans for significant investments or capital assets as at June 30, 2023. Contingent Liabilities We had no material contingent liabilities as of June 30, 2023. Capital Expenditures and Capital Commitment Our capital expenditures were RMB19.0 million for the six months ended June 30, 2023, as compared to RMB38.0 million for the corresponding period in 2022. These capital expenditures primarily comprised expenditures for the purchase of property and equipment, intangible assets and other long-term assets. As at June 30, 2023, we had no capital commitment (as of December 31, 2022: Nil). Risk Management Currency Risk Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations. The foreign currency risk assumed by us mainly comes from movements in the USD/RMB exchange rates. We and our overseas intermediate holding companies’ functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to group companies dominated in RMB. We have entered into spot-forward USD/RMB currency swaps to hedge certain portion of its exposure to foreign currency risk arising from loans to group companies denominated in RMB. Under our policy, the critical terms of the swaps must substantially align with the hedge items.

18 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Management Discussion and Analysis Our subsidiaries are mainly operated in mainland China with most of the transactions settled in RMB. We consider that the business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the respective functional currency. Interest Rate Risk Interest rate risk is the risk that the value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Floating rate instruments expose us to cash flow interest rate risk, whereas fixed rate instruments expose us to fair value interest risk. Interest rate risk of the Group is mainly from mismatches in the interest rate profiles of assets, liabilities and capital instruments in Virtual Bank Business. Employees and Remuneration As of June 30, 2023, we had a total of 2,568 employees, whose remuneration is determined taking into account factors such as their individual performance and contribution, professional ability and the prevailing market salary level. The following table sets forth the number of our employees by function as of June 30, 2023: Function As of June 30, 2023 Research and Development 1,425 Business Operations 347 Sales and Marketing 525 General Administration 271 Total 2,568 For the six months ended June 30, 2023, our employee benefit expenses amounted to RMB681.1 million. Our employee benefit expenses mainly include wages, salaries and other benefits for our employees. We require our employees to follow our employee manual and code of business conduct and ethics. We also carry out regular on-the-job compliance training for our management and employees to maintain a healthy corporate culture and enhance their compliance perception and responsibility. We have adopted a stock incentive plan in November 2017, which was amended and restated from time to time (the “Stock Incentive Plan”).

Corporate Governance and Other Information

INTERESTS AND/OR SHORT POSITIONS OF THE DIRECTORS AND CHIEF EXECUTIVE OF THE COMPANY IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

As at June 30, 2023, so far as is known to the directors of the Company (the "**Directors**"), the interests and/or short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong ("**SFO**")) which were (i) required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or (ii) required to be entered into the register required to be kept by the Company pursuant to Section 352 of the SFO, or (iii) otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "**Model Code**") set out in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange (the "**Listing Rules**") were as follows:

Interest in shares or underlying shares of the Company

Name of Director	Capacity/Nature of interest	Number of shares or underlying shares	Approximate percentage of shareholding interest [1]
Ms. Rong Chen	Beneficial interest[2]	1,178,098	0.10%
Mr. Chongfeng Shen	Beneficial interest[3]	2,908,851	0.25%
Ms. Sin Yin Tan	Beneficial interest[4]	78,000	0.01%
Mr. Wenwei Dou	Interest in controlled corporation[5]	385,077,588	32.91%
Ms. Wenjun Wang	Interest in controlled corporation[5]	385,077,588	32.91%

Notes:

(1) The calculation is based on the total number of 1,169,980,653 issued shares of the Company ("**Shares**") (including 81,307,530 Shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Stock Incentive Plan) as at June 30, 2023.

(2) As at June 30, 2023, Ms. Rong Chen held 135,900 Shares in the form of ADSs. Further, pursuant to the Stock Incentive Plan, Ms. Rong Chen has been granted 489,028 performance unit shares, and is entitled to receive up to 279,900 Shares pursuant to options granted, subject to the conditions (including vesting conditions) of such awards. Ms. Rong Chen also directly held 273,270 Shares in the form of ADSs pursuant to the exercise of options granted under the Stock Incentive Plan.

(3) As at June 30, 2023, pursuant to the Stock Incentive Plan, Mr. Chongfeng Shen has been granted 2,540,001 performance unit shares, subject to the conditions (including vesting conditions) of such award. Mr. Chongfeng Shen also directly held 368,850 Shares in the form of ADSs pursuant to the vesting of performance unit shares granted under the Stock Incentive Plan.

(4) As at June 30, 2023, Ms. Sin Yin Tan held 78,000 Shares in the form of ADSs.

(5) Rong Chang is held by Mr. Wenwei Dou and Ms. Wenjun Wang, two of our non-executive Directors, as to 50% each as nominee shareholders for the benefit of certain senior employees of Ping An and its subsidiaries or associates. Pursuant to an amended and restated concert party agreement entered into between Rong Chang and Sen Rong on May 12, 2021, the aforementioned parties agreed to collectively exercise their shareholder rights in the Company and act in concert in all matters involving the operation and management of the Company. Sen Rong further agreed to entrust Rong Chang to exercise its voting rights at general meetings of our Company on its behalf. Rong Chang and Sen Rong have further agreed that in the event either party is unable to exercise its rights as a shareholder due to applicable laws and regulations and the articles of association of the Company (including but not limited to the exercise of its voting rights on matters to be resolved by Shareholders of the Company), such party shall notify the other party, and the other party shall not be required to act in concert with such party on the relevant matter. As such, under the SFO, each of Mr. Wenwei Dou and Ms. Wenjun Wang are deemed to be interested in an aggregate of 385,077,588 Shares held or controlled by Rong Chang.

INTERIM REPORT 2023 19

20 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Corporate Governance and Other Information Save as disclosed above, as at June 30, 2023, so far as is known to the Directors, none of the Directors and chief executive of the Company had or were deemed to have any interest and/or short position in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which were required to be notified to the Company under Divisions 7 and 8 of Part XV of the SFO or recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO or otherwise notified to the Company and the Stock Exchange pursuant to the Model Code. INTERESTS AND/OR SHORT POSITIONS OF THE SUBSTANTIAL SHAREHOLDERS IN SHARES AND UNDERLYING SHARES OF THE COMPANY As at June 30, 2023, so far as is known to the Directors, the interests and/or short positions of persons (other than the Directors and chief executive of the Company) in the shares or underlying shares of the Company (within the meaning of Part XV of the SFO) which were required to be notified to the Company under Divisions 2 and 3 of Part XV of the SFO or recorded in the register required to be kept by the Company pursuant to section 336 of the SFO were as follows: Name of shareholder Capacity/Nature of interest Number of shares or underlying shares Approximate percentage of shareholding interest (1) Rong Chang Limited (“Rong Chang”) (2) (3) Beneficial Interest 385,077,588 32.91% Sen Rong Limited (“Sen Rong”) (3) (4) (5) Beneficial Interest 188,061,642 16.07% Ping An Insurance (Group) Company of China, Ltd. (“Ping An”) (5) (6) Interest in controlled corporations 375,764,724 32.12% Notes: (1) The calculation is based on the total number of 1,169,980,653 issued Shares (including 81,307,530 Shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Stock Incentive Plan) as at June 30, 2023. (2) As of June 30, 2023, Rong Chang was held by two of our non-executive Directors, Mr. Wenwei Dou and Ms. Wenjun Wang, as to 50% each as nominees on behalf of certain senior employees of Ping An and its subsidiaries and associates. Under the SFO, each of Mr. Wenwei Dou and Ms. Wenjun Wang are deemed to be interested in the Shares held or controlled by Rong Chang. (3) Pursuant to an amended and restated concert party agreement entered into between Rong Chang and Sen Rong on May 12, 2021, the aforementioned parties agreed to collectively exercise their shareholder rights in the Company and act in concert in all matters involving the operation and management of the Company. Sen Rong further agreed to entrust Rong Chang to exercise its voting rights at general meetings of our Company on its behalf. Rong Chang and Sen Rong have further agreed that in the event either party is unable to exercise its rights as a shareholder due to applicable laws and regulations and the articles of association of the Company (including but not limited to the exercise of its voting rights on matters to be resolved by Shareholders of the Company), such party shall notify the other party, and the other party shall not be required act in concert with such party on the relevant matter. As such, Rong Chang and Sen Rong as a concert group led by Rong Chang were collectively interested in approximately 32.91% of the total issued capital of our Company as of June 30, 2023.

INTERIM REPORT 2023 21 Corporate Governance and Other Information (4) As of June 30, 2023, Sen Rong was wholly-owned by Yi Chuan Jin, which was in turn held by Mr. Jie Li (李捷) and Ms. Liang Xu (許良) as to 50% each. Mr. Jie Li is the chief technology officer of our Company, and Ms. Liang Xu was previously the head of human resources department of our Company and is currently the general manager of the operation management department of Ping An Technology, a subsidiary of Ping An Group. Under the SFO, each of Mr. Jie Li and Ms. Liang Xu are deemed to be interested in the Shares held by Sen Rong. In addition, pursuant to the Stock Incentive Plan and as of June 30, 2023, (a) Mr. Jie Li has been granted 1,058,003 performance share units, and is entitled to receive up to 267,300 Shares pursuant to options granted, subject to the conditions (including vesting conditions) of such awards. Mr. Jie Li also directly held 191,040 Shares in the form of ADSs pursuant to the exercise of options granted; and (b) Ms. Liang Xu is entitled to receive up to 39,270 Shares pursuant to options granted, subject to the conditions (including vesting conditions) of such award, and directly held 51,450 Shares in the form of ADSs pursuant to the exercise of options granted. (5) Pursuant to the amended and restated option agreement dated May 12, 2021 (the “Amended and Restated Option Agreement”), each of Mr. Jie Li and Ms. Liang Xu has granted call options (the “Offshore Call Options”) to Bo Yu over their respective 5,000 ordinary shares in the issued share capital of Yi Chuan Jin (representing 100% of his/her shares in Yi Chuan Jin), and all securities in Yi Chuan Jin which are derived from such shares after the date of the Amended and Restated Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time (the “Option Shares”). Bo Yu may exercise the Offshore Call Options, in whole or in part, according to the following schedule: (a) up to 50% of the Offshore Call Options may be exercised from the date of the Amended and Restated Option Agreement until the third anniversary thereof; and (b) 100% of the Offshore Call Options may be exercised, during the period commencing immediately after the third anniversary of the date of the Amended and Restated Option Agreement and ending on the tenth anniversary of the first day of such period, or such other period as extended by Bo Yu. In exercising the Offshore Call Options, in lieu of receiving the Option Shares, Bo Yu may elect to receive all or part of the Shares held by Sen Rong and therefore indirectly owned by Mr. Jie Li and Ms. Liang Xu through their holding of the Option Shares, and all securities in our Company which are derived from such Shares after the date of the Amended and Restated Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time, in lieu of the Option Shares. Mr. Jie Li and Ms. Liang Xu are each entitled to his/her voting rights in Yi Chuan Jin prior to Bo Yu’s exercise of the Offshore Call Options. The exercise price per Option Share is calculated pursuant to a formula, which is based upon a predetermined value, as adjusted by, among other things, (a) the volume weighted average price of the Shares of the Company during a defined period and (b) dividends, distributions and certain dilutive events. (6) (i) Bo Yu, a wholly-owned subsidiary of An Ke Technology Company Limited, which was in turn wholly-owned by Ping An Financial Technology, a wholly-owned subsidiary of Ping An, directly held 353,077,356 Shares as of June 30, 2023; and (ii) China Ping An Insurance Overseas (Holdings) Limited (“Ping An Overseas”), a subsidiary of Ping An, directly held 22,687,368 Shares represented by 756,245.60 ADSs based on public filings and to the knowledge of the Company. Ping An is a company listed on the Stock Exchange (stock code: 2318) and the Shanghai Stock Exchange (stock code: 601318). Ping An may further, through Bo Yu, indirectly receive up to 188,061,642 ordinary shares upon Bo Yu’s exercise of options under the Amended and Restated Option Agreement. Under the SFO, each of An Ke Technology Company Limited and Ping An Financial Technology are deemed to be interested in the Shares held by Bo Yu, and Ping An is deemed to be interested in the aggregate of Shares held by Bo Yu and Ping An Overseas. Save as disclosed above, as at June 30, 2023, so far as is known to the Directors, no person (not being a Director or chief executive of the Company) had or was deemed to have any interest and/or short position in the shares or underlying shares of the Company which was required to be notified under Divisions 2 and 3 of Part XV of the SFO or recorded in the register required to be kept by the Company pursuant to section 336 of the SFO.

22 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Corporate Governance and Other Information STOCK INCENTIVE PLAN Our Company adopted the Stock Incentive Plan in November 2017 (which was amended from time to time) in order to promote the interests of the Company and the Shareholders by providing key employees of the Group with an appropriate incentive, to encourage them to continue in the employment with the Group and to improve the growth, profitability and financial success of the Group. Pursuant to resolutions of the board of Directors (the “Board”) passed on June 24, 2022, the Board has approved certain amendments to take effect immediately upon the date of the Company’s listing (the “Listing”) on the Stock Exchange (the “Listing Date”). For the avoidance of doubt, awards granted pursuant to the Stock Incentive Plan prior to the Listing Date are not subject to the provisions of the Listing Rules. The compensation and nomination committee of the Board has resolved that only existing shares in issue, including those issued by the Company to the depositary for bulk issuance of ADSs, shall be used in settlement of awards which have been exercised or vested (as appropriate) in accordance with the terms of the Stock Incentive Plan. The terms of the Stock Incentive Plan as amended are governed by the rules relating to share schemes involving existing shares of listed issuers under Chapter 17 of the Listing Rules. The principal terms of the Stock Incentive Plan, as amended, are set out below: Summary of terms Purpose. The purpose of the Stock Incentive Plan is to attract and retain the best available personnel to promote long-term sustainable development of the Group, maximize value of the Shareholders, and to achieve to a win-win outcome for our Company, our Shareholders and our employees. Type of Awards. The Stock Incentive Plan permits the award of options, performance share units (“PSUs”) or any types of share-based awards to purchase our Shares. At the discretion of Board or any other person designated by the Board as administrator, ADSs in an amount equivalent to the number of Shares which would otherwise be distributed pursuant to an award under the Stock Incentive Plan, may be distributed in lieu of Shares in settlement of any award. Award Agreement. Awards granted under the Stock Incentive Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award. We will also comply with the requirements under Chapter 14A of the Listing Rules and any other provisions under the Listing Rules (to the extent applicable) with respect to the grant of options, PSUs or other types of share-based awards (including the grant of awards with respect to the Shares issued to the depositary for bulk issuance of ADSs) to connected persons after the Listing. Eligible Participants. Subject to the Listing Rules, our employees or any other individual as determined by the plan administrator, in its sole discretion, is eligible to participate in the Stock Incentive Plan. Maximum number of Shares. Under the existing rules of the Stock Incentive Plan, the current maximum number of Shares that can be issued pursuant to share awards granted hereunder is 101,271,020 Shares. Upon the Listing, the total number of Shares which may be issued and/or transferred upon the vesting or exercise of all options that may be granted pursuant to the Stock Incentive Plan and any other share award schemes of the Company in aggregate shall not exceed 10% of the total number of Shares in issue immediately upon the Listing (the “Plan Limit”), being 116,998,065 Shares. Any share awards in the form of options that were previously granted under the Stock Incentive Plan will not be counted for the purpose of the Plan Limit. The total number of Shares to be issued and/or transferred upon exercise of all outstanding options under the Stock Incentive Plan and all other share award schemes of the Company granted and yet to be exercised shall not exceed 30% of the total number of Shares in issue from time to time.

INTERIM REPORT 2023 23 Corporate Governance and Other Information Plan Administration. Administration of the Stock Incentive Plan shall be carried out by the Board itself, or by any director, committee or such person as designated by the Board for this purpose. The Board, in its sole discretion, has the right to: (i) construct and interpret the provisions of the Stock Incentive Plan, (ii) determine persons who receive awards, and the terms and conditions on which the award is granted, and when the awards granted may be vested or exercised (iii) make appropriate and fair adjustments to the terms of the award granted whenever it thinks necessary, and (iv) make such other decisions and determinations as it thinks appropriate in the course of administration of the Stock Incentive Plan. Vesting Schedule. Except as otherwise approved by the administrator of the Stock Incentive Plan and subject to forfeiture and arrangement on termination of employment or service, awards granted will be vested in four years and up to 25% of the awards will become vested in any given year, provided that the vesting of PSUs shall be further subject to the termination of the lock-up period of the initial public offering of our Shares. The first vesting date shall be the first anniversary date of the grant date (or the next day if there is no anniversary date). The number of awards vested each year is subject to adjustment based on a performance index each year. For the first three vestings, any unvested portion of awards due to adjustment of the performance index can be, and can only be, carried over to the next vesting. For the fourth vesting, any unvested portion due to adjustment of the performance index will be forfeited. In addition, awards that can be vested in a year will be forfeited if certain performance index is not met. Options. Unless approved by our Shareholders in general meeting, the total number of Shares issued and/or transferred, and to be issued and/or transferred upon, the vesting or exercise of the options granted to each grantee (including exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the Shares in issue. Our Company will not grant any options after inside information has come to its knowledge until (and including) the trading day after we have announced the information. In addition, our Company will not grant any option during the period commencing one month immediately before the earlier of (i) the date of the Board meeting (or such date is first notified to the Stock Exchange under the Listing Rules) for approving our Company’s results for any year, half-year, quarterly or any other interim period (whether or not required under the Listing Rules); and (ii) the deadline for our Company to announce its results for any year or half-year under the Listing Rules, or quarterly or any other interim period (whether or not required under the Listing Rules), and ending on the date of the results announcement. No options will be granted by our Company during any period of delay in publishing a results announcement. The administrator of the Stock Incentive Plan shall determine the exercise price of options granted, which for options granted after the Listing, shall not be lower than the higher of the following: (i) the closing price of the Shares as stated in the Stock Exchange’s daily quotations sheet on the grant date; or (ii) the average closing price of the Shares as stated in the Stock Exchange’s daily quotation sheets for the five business days immediately preceding the grant date. Vested options will become exercisable after twelve months after an initial public offering of our Shares on the New York Stock Exchange.

24 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Corporate Governance and Other Information Voting and Dividend Rights. Until the grantee is registered as a stock holder in the register of members of our Company, such grantee shall not be entitled to dividend, voting or other shareholders’ rights or interests with respect to any share award or Shares corresponding thereto. Lapse of Awards. An award issued under the Stock Incentive Plan shall lapse automatically under certain circumstances, including but not limited to, the expiration of awards period, termination of employment for cause, operation of competing business with us during employment and within three years after termination of employment, and the tenth anniversary of the grant date of such award. Amendment and Termination. Our Board may amend or discontinue the Stock Incentive Plan. In particular, the specific provisions which relate to the matters set out in Rule 17.03 of the Listing Rules cannot be altered to the advantage of the grantees, and changes to the authority of the administrator of the Stock Incentive Plan or the Directors in relation to any alteration to the terms of the Stock Incentive Plan shall not be made, without the prior approval of our Shareholders in general meeting. Unless terminated earlier, the Stock Incentive Plan has a term of ten years. No termination of the Stock Incentive Plan prior to its expiry shall materially and adversely affect any option previously granted but not yet exercised at the time of termination, unless mutually agreed otherwise between the grantee and the administrator of the Stock Incentive Plan, which agreement must be in writing and signed by the grantee and our Company. Transfer Restrictions. Unless otherwise provided by law and agreed by the administrator of the Stock Incentive Plan, an award is personal to the grantee and may not be assigned or transferred or disposed of in any manner. CHANGE IN DIRECTORS’ INFORMATION The changes in Directors’ information as required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules are set out below: – Mr. Wing Kin Anthony Chow (“Mr. Chow”) resigned as an independent non-executive director of MTR Corporation Limited, a company listed on the Hong Kong Stock Exchange (stock code: 0066), in May 2022; – Mr. Chow resigned as an independent non-executive director of S.F. Holding Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 2532), in December 2022; – Mr. Koon Wing Ernest Ip (“Mr. Ip”) retired as the president of the Hong Kong Business Accountants Association in December 2022; – Mr. Ip was appointed as a member of the Guangdong Provincial Committee of the Chinese People’s Political Consultative Conference since January 2013; – Ms. Sin Yin Tan resigned as a director of OneConnect Financial Technology (Singapore) Co. Pte. Ltd. in February 2023; and – Mr. Chow ceased to be a member of The National Committee of the Chinese People’s Political Consultative Conference in March 2023.

INTERIM REPORT 2023 25 Corporate Governance and Other Information Save as disclosed above, there are no other changes in the Directors’ biographical details which are required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. OTHER INFORMATION Purchase, Sale or Redemption of the Company’s Listed Securities Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Stock Exchange during the six months ended June 30, 2023. Compliance with the Corporate Governance Code We aim to achieve high standards of corporate governance which are crucial to our development and safeguard the interests of our Shareholders. The Company’s corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code and Corporate Governance Report (the “Corporate Governance Code”) contained in Appendix 14 to the Listing Rules. The Board is of the view that the Company has complied with all applicable code provisions of the Corporate Governance Code during the six months ended June 30, 2023, save for code provision C.2.1 of the Corporate Governance Code. Code provision C.2.1 of the Corporate Governance Code states that the roles of chairman and chief executive should be separate and should not be performed by the same individual. The Company has appointed Mr. Chongfeng Shen as both the chairman of the Board and the chief executive of the Company. The Board however believes that it is in the interests of the Company to vest the roles of both the chairman and the chief executive officer in the same person, so as to provide consistent leadership within the Group and facilitate the prompt execution of the Group’s business strategies and boost operation effectiveness. The Board also believes that the balance of power and authority under this arrangement will not be impaired, as all major decisions must be made in consultation with the Board as a whole, together with its relevant committees, which comprise experienced individuals and four independent non-executive Directors who are in the position to provide independent insights to the Board and monitor the management and operation of the Company. To ensure proper governance and execution at management level, the Company also has in place various management committees who make management decisions collectively. The Board will periodically review and consider the effectiveness of this arrangement by taking into account the circumstances of the Group as a whole. Compliance with the Model Code for Securities Transactions by Directors The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules as its code of conduct regarding directors’ securities transactions. Having made specific enquiries to all of the Directors of the Company, all Directors of the Company confirmed that they have fully complied with all relevant requirements set out in the Model Code during the six months ended June 30, 2023.

26 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Corporate Governance and Other Information Audit Committee We have established an audit committee comprising of 3 members, being Mr. Tianruo Pu (as the chairperson), Mr. Koon Wing Ernest Ip and Mr. Wing Kin Anthony Chow. The audit committee has reviewed our unaudited condensed consolidated financial statements for the six months ended June 30, 2023. In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed our unaudited condensed consolidated financial statements for the six months ended June 30, 2023 in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. Interim Dividend The Board does not recommend the distribution of an interim dividend for the six months ended June 30, 2023. Safe Harbor Statement This report contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to comply with existing or future laws and regulations related to data protection or data security; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship with Ping An Group, which is its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; litigation and negative publicity surrounding China-based companies listed in the U.S.; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; the duration of the COVID-19 outbreak, lagging effect of businesses’ recovery and its potential impact on the Company’s business and financial performance and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this report is as of the date of this report, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

INTERIM REPORT 2023 27 Report on Review of Interim Financial Information TO THE BOARD OF DIRECTORS OF ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. (Incorporated in the Cayman Islands with Limited Liability) Introduction We have reviewed the interim financial information set out on pages 28 to 76, which comprises the condensed consolidated balance sheet of OneConnect Financial Technology Co., Ltd. (the “Company”) and its subsidiaries (together, the “Group”) as at June 30, 2023 and the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in equity and the condensed consolidated statement of cash flows for the six-month period then ended, and selected explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting”. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Scope of Review We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting”. PricewaterhouseCoopers Certified Public Accountants Hong Kong, August 16, 2023

28 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Condensed consolidated statement of comprehensive income Six months ended June 30, 2023 2022 Note RMB’000 RMB’000 (Unaudited) (Unaudited) Revenue 5 1,899,346 2,152,703 – Technology Solutions 1,832,985 2,107,003 – Virtual Bank Business 66,361 45,700 Cost of revenue 6 (1,203,113) (1,393,420) Gross profit 696,233 759,283 Research and development expenses 6 (528,039) (740,513) Selling and marketing expenses 6 (129,252) (218,342) General and administrative expenses 6 (242,118) (401,921) Net impairment losses on financial and contract assets (38,643) (14,925) Other income, gains or loss – net 7 48,880 (16,095) Operating loss (192,939) (632,513) Finance income 8 11,516 5,236 Finance costs 8 (11,698) (19,661) Finance costs – net 8 (182) (14,425) Share of gain of associate and joint venture – net 13 7,157 20,302 Impairment charges on associates 13 (7,157) – Loss before income tax (193,121) (626,636) Income tax (expense)/benefit 9 (5,402) 36,444 Loss for the period (198,523) (590,192) Loss attributable to: – Owners of the Company (190,465) (562,374) – Non-controlling interests (8,058) (27,818) (198,523) (590,192)

INTERIM REPORT 2023 29 Condensed consolidated statement of comprehensive income Six months ended June 30, 2023 2022 Note RMB’000 RMB’000 (Unaudited) (Unaudited) Other comprehensive income, net of tax Items that may be subsequently reclassified to profit or loss – Foreign currency translation differences 17,370 233,721 – Changes in the fair value of debt instruments measured at fair value through other comprehensive income 1,057 3,713 Items that will not be subsequently reclassified to profit or loss – Foreign currency translation differences 44,191 – 62,618 237,434 Total comprehensive loss for the period (135,905) (352,758) Total comprehensive loss attributable to: – Owners of the Company (127,847) (324,940) – Non-controlling interests (8,058) (27,818) (135,905) (352,758) Loss per share attributable to owners of the Company (expressed in RMB per share) – Basic and diluted 10 (0.17) (0.51) Loss per ADS attributable to owners of the Company (expressed in RMB per share) – Basic and diluted 10 (5.24) (15.29)

30 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Condensed consolidated balance sheet As at June 30, As at December 31, 2023 2022 Note RMB’000 RMB’000 (Unaudited) ASSETS Non-current assets Property and equipment 11 116,782 151,401 Intangible assets 12 526,225 570,436 Deferred tax assets 768,277 765,959 Investments accounted for using the equity method 13 – 199,200 Financial assets measured at fair value through other comprehensive income 15 816,573 821,110 Total non-current assets 2,227,857 2,508,106 Current assets Trade receivables 17 1,190,632 940,989 Contract assets 5 100,890 122,628 Prepayments and other receivables 18 1,097,715 1,078,604 Financial assets measured at amortized cost from virtual bank 19 2,377 44 Financial assets measured at fair value through other comprehensive income 15 1,310,160 1,233,431 Financial assets measured at fair value through profit or loss 20 771,828 690,627 Derivative financial assets 29 59,631 56,363 Restricted cash and time deposits over three months 21 202,136 343,814 Cash and cash equivalents 22 1,519,513 1,907,776 Total current assets 6,254,882 6,374,276 Total assets 8,482,739 8,882,382 EQUITY AND LIABILITIES Equity Share capital 23 78 78 Shares held for share incentive scheme 25 (149,544) (149,544) Other reserves 24 11,017,947 10,953,072 Accumulated losses (7,701,364) (7,510,899) Equity attributable to equity owners of the Company 3,167,117 3,292,707 Non-controlling interests (18,276) (14,652) Total equity 3,148,841 3,278,055

Condensed consolidated balance sheet

	Note	As at June 30, 2023 RMB'000 (Unaudited)	As at December 31, 2022 RMB'000
LIABILITIES			
Non-current liabilities			
Trade and other payables	26	123,916	132,833
Contract liabilities		18,546	19,977
Deferred tax liabilities		3,637	5,196
Total non-current liabilities		146,099	158,006
Current liabilities			
Trade and other payables	26	2,409,360	2,531,273
Payroll and welfare payables		317,590	431,258
Contract liabilities		139,701	166,650
Short-term borrowings	27	256,418	289,062
Customer deposits	28	1,972,532	1,929,183
Other financial liabilities from virtual bank	30	92,198	89,327
Derivative financial liabilities	29	–	9,568
Total current liabilities		5,187,799	5,446,321
Total liabilities		5,333,898	5,604,327
Total equity and liabilities		8,482,739	8,882,382

The interim financial information on pages 28 to 76 were approved by the Board of Directors on August 16, 2023 and were signed on its behalf.

Chongfeng Shen	Rong Chen	Yongtao Luo
Director, Chairman and Chief Executive Officer	Executive Director	Chief Financial Officer

INTERIM REPORT 2023 31

Condensed consolidated statement of changes in equity

	Note	Attributable to owners of the Company						
		Share capital RMB'000	Shares held for share incentive scheme RMB'000	Other reserves RMB'000	Accumulated losses RMB'000	Total RMB'000	Non-controlling interest RMB'000	Total equity RMB'000
(Unaudited)								
As at January 1, 2023		78	(149,544)	10,953,072	(7,510,899)	3,292,707	(14,652)	3,278,055
Loss for the period		–	–	–	(190,465)	(190,465)	(8,058)	(198,523)
Other comprehensive income, net of tax								
– Foreign currency translation differences	24	–	–	61,561	–	61,561	–	61,561
– Fair value changes on financial assets measured at fair value through other comprehensive income	24	–	–	1,057	–	1,057	–	1,057
Total comprehensive loss for the period		–	–	62,618	(190,465)	(127,847)	(8,058)	(135,905)
Transactions with equity holders:								
Share-based payments :								
– Value of employee services and Business cooperation arrangements	25	–	–	6,691	–	6,691	–	6,691
– Transactions with non-controlling interests	26	–	–	(4,434)	–	(4,434)	4,434	–
Total transactions with equity holders at their capacity as equity holders for the period		–	–	2,257	–	2,257	4,434	6,691
As at June 30, 2023		78	(149,544)	11,017,947	(7,701,364)	3,167,117	(18,276)	3,148,841

32 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Condensed consolidated statement of changes in equity

	Note	Attributable to owners of the Company Share capital RMB'000	Shares held for share incentive scheme RMB'000	Other reserves RMB'000	Accumulated losses RMB'000	Total RMB'000	Non-controlling interest RMB'000	Total equity RMB'000
(Unaudited)								
As at January 1, 2022		78	(80,102)	10,512,631	(6,638,625)	3,793,982	41,100	3,835,082
Loss for the period		–	–	–	(562,374)	(562,374)	(27,818)	(590,192)
Other comprehensive income, net of tax								
– Foreign currency translation differences	24	–	–	233,721	–	233,721	–	233,721
– Fair value changes on financial assets measured at fair value through other comprehensive income	24	–	–	3,713	–	3,713	–	3,713
Total comprehensive loss for the period		–	–	237,434	(562,374)	(324,940)	(27,818)	(352,758)
Transactions with equity holders:								
Share-based payments :								
– Value of employee services and Business cooperation arrangements	25	–	–	17,504	–	17,504	–	17,504
– Vesting of shares under Restricted Share Unit Scheme	25	–	1,100	(1,100)	–	–	–	–
– Exercise of shares under Share Option Scheme	25	–	707	295	–	1,002	–	1,002
– Repurchase of shares	25	–	(74,992)	–	–	(74,992)	–	(74,992)
Total transactions with equity holders at their capacity as equity holders for the period		–	(73,185)	16,699	–	(56,486)	–	(56,486)
As at June 30, 2022		78	(153,287)	10,766,764	(7,200,999)	3,412,556	13,282	3,425,838

INTERIM REPORT 2023 33

34 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Condensed consolidated statement of cash flows Six months ended June 30, 2023 2022 Note RMB’000 RMB’000 (Unaudited) (Unaudited) Cash flows from operating activities Cash used in operations (627,975) (788,333) Income tax paid (4,939) (4,723) Net cash used in operating activities (632,914) (793,056) Cash flows from investing activities Payments for property and equipment (2,892) (9,417) Payments for intangible assets (16,141) (28,539) Payments for financial assets measured at fair value through other comprehensive income (341,070) (226,694) Payments for financial assets measured at fair value through profit or loss (144,254) (1,337,826) Proceeds/(Payments) for settlement of derivatives 23,636 (12,495) Release of restricted cash, net 161,998 664,818 Proceeds from disposal of investment in associate 199,200 – Proceeds from sales of property and equipment 105 1,909 Receipts of loans to related parties – 1,900 Proceeds from sales of financial assets measured at fair value through profit or loss 69,827 2,416,526 Proceeds from sales of financial assets measured at fair value through other comprehensive income 344,456 30,000 Interest received on financial assets measured at fair value through profit or loss 3,254 7,712 Net cash generated from investing activities 298,119 1,507,894 Cash flows from financing activities Proceeds from short-term borrowings 110,000 183,000 Proceeds from exercise of shares under share incentive scheme – 1,002 Payments for lease liabilities (38,752) (30,063) Repayments of short-term borrowings (143,000) (728,429) Interest paid (5,062) (12,788) Payments for shares repurchase – (104,997) Transactions with non-controlling interests 26 (12,087) – Net cash used in financing activities (88,901) (692,275) Net (decrease)/increase in cash and cash equivalents (423,696) 22,563 Cash and cash equivalents at beginning of period 1,907,776 1,399,370 Effects of exchange rate changes on cash and cash equivalents 35,433 23,125 Cash and cash equivalents at the end of period 1,519,513 1,445,058

INTERIM REPORT 2023 35 Notes to the condensed consolidated interim financial Information 1 General information and basis of presentation 1.1 General information OneConnect Financial Technology Co., Ltd. (the “Company”) was incorporated in the Cayman Islands on October 30, 2017 as an exempted company with limited liability. The address of the Company’s registered office is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company completed its initial public offering (“IPO”) on December 13, 2019 on the New York Stock Exchange. The Company has listed by way of introduction its ordinary shares on the Main Board of the Stock Exchange of Hong Kong Limited on July 4, 2022. On November 30, 2022, the Company announced its plans to change the ratio of its American Depositary Share (“ADS”) to its ordinary shares (the “ADS Ratio”) from the current ADS Ratio of one ADS to three ordinary shares to a new ADS Ratio of one ADS to thirty ordinary shares. The change in the ADS Ratio became effective on December 12, 2022. For all the periods presented, basic and diluted loss per ADS have been revised assuming the change of ADS ratio from a ratio of one ADS to three ordinary share to a new Ratio of one ADSs to thirty ordinary shares occurred at the beginning of the earliest period presented. The Company, its subsidiaries, its controlled structured entities (“Structured Entities”, “Variable Interest Entities” or “VIEs”) and their subsidiaries (“Subsidiaries of VIEs”) are collectively referred to as the “Group”. The Group is principally engaged in providing cloud-platform-based Fintech solutions, online information service and operating support service to financial institutions (the “Listing Business”) mainly in the People’s Republic of China (the “PRC”). The Company does not conduct any substantive operations of its own but conducts its primary business operations through its subsidiaries, VIEs and subsidiaries of VIEs in the PRC. The condensed consolidated interim financial information comprises the condensed consolidated balance sheet as at June 30, 2023, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in equity and the condensed consolidated statement of cash flows for the six-month period then ended, and selected explanatory notes (the “Interim Financial Information”). The Interim Financial Information are presented in Renminbi (“RMB”), unless otherwise stated. The Interim Financial Information have not been audited. 1.2 Basis of preparation and presentation This Interim Financial Information has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. The Interim Financial Information does not include all the notes of the type normally included in an annual financial report. Accordingly, it is to be read in conjunction with the annual consolidated financial statements of the Group for the year ended December 31, 2022, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as set out in the 2022 annual report of the Company dated on April 24, 2023 (the “Financial Statements”). These condensed interim financial statements were approved for issue on August 16, 2023.

36 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the condensed consolidated interim financial Information 2 Summary of significant accounting policies Except as described below, the accounting policies and method of computation used in the preparation of the Interim Financial Information are generally consistent with those used in the Financial Statements in all material aspects, which have been prepared in accordance with IFRS under the historical cost convention, as modified by the revaluation of financial assets measured at fair value through profit of loss (“FVPL”), financial assets measured at fair value through other comprehensive income (“FVOCI”), certain other financial liabilities, which are carried at fair values. Taxes on income for the interim period are accrued using the estimated tax rates that would be applicable to expected total annual assessable profit. (a) New and amended standards and interpretations adopted by the Group The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2023: • IFRS 17 – Insurance Contracts • Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies • Amendments to IAS 8 – Definition of Accounting Estimates • Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction • Amendment to IAS 12 – International tax reform – pillar two model rules The amendments listed above did not have material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods. (b) New standards and amendments to standards and interpretations not yet adopted Several new standards and amendments to standards and interpretations have been issued but not effective during the six months ended June 30, 2023 and have not been early adopted by the Group in preparing this historical financial information: Effective for annual periods beginning on or after Amendments to IAS 1 – Classification of Liabilities as Current or Non-current January 1, 2024 Amendments to IAS 1 – Non-current liabilities with covenants January 1, 2024 Amendments to IFRS 16 – Lease liability in sale and leaseback January 1, 2024 Amendments to IAS 7 and IFRS 7 – Supplier finance arrangements January 1, 2024 Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture To be determined The above new standards, new interpretations and amended standards are not expected to have a material impact on the historical financial information of the Group.

INTERIM REPORT 2023 37 Notes to the condensed consolidated interim financial Information 3 Critical accounting estimates and judgments The preparation of the Interim Financial Information requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. In preparing the Interim Financial Information, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those applied to the Financial Statements. 4 Management of financial risk The Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Interim Financial Information do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Financial Statements. There were no changes in any material risk management policies during the six months ended June 30, 2023. Since December 2019, COVID-19 has become widespread in China and many other countries. Although China’s economy is reopening, the Group’s operations have been negatively affected by delays in project implementation, on-site work, business development, client interaction and general uncertainties surrounding the effective and timely constraint of COVID-19. The outbreak of COVID-19 and the resulting widespread health crisis have also adversely affected the economies and financial markets, which could result in an economic downturn. As a result, customer usage of the Group’s solutions and the revenue growth have been and will continue to be adversely affected. The extent to which this outbreak impacts the Group’s financial position and results of operations will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity of this outbreak and future actions, if any, to contain this outbreak or treat its impact, among others. The Group has been proactively working with existing and new customers to provide them operation support services and assist them in their shift to cloud-based solutions amid the pandemic-related interruptions. The outlook for the pandemic remains fluid, and the full and long-term implications from COVID-19 on the Group’s business and results of operations are uncertain. The Group will continue to closely monitor the situation and adjust our business to meet the evolving customer demand. The Group manages liquidity risk by maintaining adequate cash and cash equivalents and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. Management believes that the Group’s current cash and cash equivalents and anticipated cash flows from operations, investment and financing activities will be sufficient to meet the Group’s anticipated working capital requirements and capital expenditures for the next 12 months from June 30, 2023.

38 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the condensed consolidated interim financial Information 4 Management of financial risk (continued) 4.1 Capital management The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to enhance shareholders’ value in the long-term. The Group monitors capital (including share capital and reserves) by regularly reviewing the capital structure. As a part of this review, the Company considers the cost of capital and the risks associated with the issued share capital. The Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or repurchase the Company’s shares. In the opinion of the Directors of the Company, the Group’s capital risk was low as at June 30, 2023. 4.2 Fair value estimation Fair value estimates are made at a specific point in time based on relevant market information and information about financial instruments. When an active market exists, such as an authorized securities exchange, the market value is the best reflection of the fair values of financial instruments. For financial instruments where there is no active market, fair value is determined using valuation techniques. The Group’s financial assets measured at fair value mainly include financial assets measured at fair value through profit or loss and financial assets measured at fair value through other comprehensive income. Determination of fair value and fair value hierarchy All assets and liabilities for which fair value is measured or disclosed in the historical financial information are categorized within the fair value hierarchies. The fair value hierarchy categorizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. The levels of the fair value hierarchy are as follows: (a) Fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities (“Level 1”); (b) Fair value is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (“Level 2”); and (c) Fair value is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs) (“Level 3”).

INTERIM REPORT 2023 39 Notes to the condensed consolidated interim financial Information 4 Management of financial risk (continued) 4.2 Fair value estimation (continued) Determination of fair value and fair value hierarchy (continued) The level of fair value calculation is determined by the lowest level input that is significant in the overall calculation. As such, the significance of the input should be considered from an overall perspective in the calculation of fair value. For Level 2 financial instruments, valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyse and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. For Level 3 financial instruments, prices are determined using valuation methodologies such as discounted cash flow models and other similar techniques. Determinations to classify fair value measurement within Level 3 of the valuation hierarchy are generally based on the significance of the unobservable factors to the overall fair value measurement, and valuation methodologies such as discounted cash flow models and other similar techniques. To determine the fair value of loans and advances to customers from Virtual Bank, loans are segregated into portfolios of similar characteristics. Fair values are estimated using discounted cash flow methodology incorporating a range of input assumptions including expected customer prepayment rates, new business interest rate estimates for similar loans. The fair value of loans reflects uncertainty in expectations about future defaults at the balance sheet date and the fair value effect of repricing between origination and the reporting date. For credit impaired loans, fair value is estimated by discounting the future cash flows over the period they are expected to be recovered. For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

40 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the condensed consolidated interim financial Information 4 Management of financial risk (continued) 4.2 Fair value estimation (continued) Determination of fair value and fair value hierarchy (continued) The following tables provide the fair value measurement hierarchy of the Group’s financial assets and liabilities: As at June 30, 2023 Level 1 Level 2 Level 3 Total (Unaudited) RMB’000 RMB’000 RMB’000 RMB’000 Financial assets Financial assets measured at fair value through profit or loss (Note 20) 40,003 731,825 – 771,828 Financial assets measured at fair value through other comprehensive income (Note 15) 440,606 – 1,686,127 2,126,733 Derivative financial assets (Note 29) – 59,631 – 59,631 As at December 31, 2022 Level 1 Level 2 Level 3 Total (Unaudited) RMB’000 RMB’000 RMB’000 RMB’000 Financial assets Financial assets measured at fair value through profit or loss (Note 20) – 690,627 – 690,627 Financial assets measured at fair value through other comprehensive income (Note 15) 442,935 – 1,611,606 2,054,541 Derivative financial assets (Note 29) – 56,363 – 56,363 Financial liabilities Derivative financial liabilities (Note 29) – 9,568 – 9,568 For the six months ended June 30, 2023 and year ended December 31, 2022, there were no transfers among different levels of fair values measurement.

INTERIM REPORT 2023 41 Notes to the condensed consolidated interim financial Information 4 Management of financial risk (continued) 4.2 Fair value estimation (continued) Determination of fair value and fair value hierarchy (continued) Movements of Level 3 financial instruments measured at fair value are as follows: Six months ended June 30, 2023 2022 RMB’000 RMB’000 (Unaudited) (Unaudited) Beginning of the period 1,611,606 1,107,340 Additions, net 67,468 357,875 Gain recognised in other comprehensive income 7,102 4,464 Losses recognised in other gain (49) (4,119) End of the period 1,686,127 1,465,560 Valuation inputs and relationships to fair value The following table summarises main quantitative and qualitative information about the significant unobservable inputs used in level 3 fair value measurements for loans and advances to customers from virtual bank measured at fair value through other comprehensive income. The impact of changes in unobservable inputs for other level 3 fair value measurement was immaterial. Range of inputs Unobservable inputs June 30, 2023 December 31, 2022 Financial assets measured at fair value through other comprehensive income – Loans and advances to customers from virtual bank Discount rate 7.16% – 9.57% 5.66% – 9.30% Prepayment ratio 0.36% 0.34% – 0.38%

42 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the condensed consolidated interim financial Information 4 Management of financial risk (continued) 4.2 Fair value estimation (continued) Valuation inputs and relationships to fair value (continued) The analysis below is performed for reasonably possible movements in unobservable inputs with all other variables held constant, showing the impact on the assets and other comprehensive income. Impact on the assets and other comprehensive income Unobservable inputs June 30, 2023 December 31, 2022 Financial assets measured at fair value through other comprehensive income – Loans and advances to customers from virtual bank Discount rate +5% (6,302) (5,941) – 5% 6,341 5,975 Prepayment ratio +5% (288) (283) – 5% 288 283

INTERIM REPORT 2023 43 Notes to the condensed consolidated interim financial Information 5 Segment information and revenue 5.1 Description of segments and principal activities The chief operating decision-makers and management personnel review the Group’s internal reporting in order to assess performance, allocate resources, and determine the operating segments based on these reports. The Group has the following reportable segments for the six months ended June 30, 2023: – Technology Solutions – Virtual Bank Business As the Group’s revenues are substantially earned and expenses are substantially incurred in the PRC, no geographical segments are presented. Six months ended June 30, 2023 Virtual Bank Business Technology Solutions Intersegment eliminations and adjustments Consolidated (Unaudited) RMB’000 RMB’000 RMB’000 RMB’000 Revenue 66,361 1,833,594 (609) 1,899,346 Cost of revenue (57,170) (1,146,552) 609 (1,203,113) Gross profit 9,191 687,042 – 696,233 Operating loss (76,820) (116,119) – (192,939) Loss before income tax (79,266) (113,855) – (193,121) Other segment information Depreciation of property and equipment 3,441 38,072 – 41,513 Amortization of intangible assets 15,055 49,036 – 64,091

44 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the condensed consolidated interim financial Information 5 Segment information and revenue (continued) 5.1 Description of segments and principal activities (continued) Six months ended June 30, 2022 Virtual Bank Business Technology Solutions Intersegment eliminations and adjustments Consolidated (Unaudited) RMB’000 RMB’000 RMB’000 RMB’000 Revenue 45,700 2,108,367 (1,364) 2,152,703 Cost of revenue (21,574) (1,373,210) 1,364 (1,393,420) Gross profit 24,126 735,157 – 759,283 Operating loss (66,107) (566,406) – (632,513) Loss before income tax (66,178) (560,458) – (626,636) Other segment information Depreciation of property and equipment 7,558 56,052 – 63,610 Amortization of intangible assets 12,406 73,611 – 86,017

Notes to the condensed consolidated interim financial Information

5 Segment information and revenue (continued)

5.2 Revenue

(a) Disaggregation of revenue from contracts with customers

	Six months ended June 30, 2023 RMB'000 (Unaudited)	2022 RMB'000 (Unaudited)
– Technology Solutions		
Implementation	443,023	342,611
Transaction based and support revenue		
– Operation support services	471,585	572,105
– Business origination services	81,127	219,494
– Risk management services	150,317	198,497
– Cloud services platform	614,620	665,207
– Post-implementation support services	25,649	26,794
– Others	46,664	82,295
	1,832,985	2,107,003

Disaggregation of revenue by timing of transfer of services over time or at a point in time is set out below:

(Unaudited)	At a point in time	Over time	Total
Six months ended June 30, 2023			
Implementation	29,442	413,581	443,023
Transaction based and support revenue			
– Operation support services	158,730	312,855	471,585
– Business origination services	81,127	–	81,127
– Risk management services	150,317	–	150,317
– Cloud services platform	–	614,620	614,620
– Post-implementation support services	–	25,649	25,649
– Others	46,572	92	46,664
	466,188	1,366,797	1,832,985

INTERIM REPORT 2023 45

46 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the condensed consolidated interim financial Information 5 Segment information and revenue (continued) 5.2 Revenue (continued) (a) Disaggregation of revenue from contracts with customers (continued) (Unaudited) At a point in time Over time Total Six months ended June 30, 2022 Implementation – 342,611 342,611 Transaction based and support revenue – Operation support services 190,624 381,481 572,105 – Business origination services 219,494 – 219,494 – Risk management services 198,497 – 198,497 – Cloud services platform – 665,207 665,207 – Post-implementation support services – 26,794 26,794 – Others 82,137 158 82,295 690,752 1,416,251 2,107,003 During the six months ended June 30, 2023 and 2022, the Group mainly operated in PRC and most of the revenue were generated in PRC. (b) Interest and commission income Six months ended June 30, 2023 2022 RMB’000 RMB’000 (Unaudited) (Unaudited) – Virtual Bank Business Interest and commission 66,361 45,700

INTERIM REPORT 2023 47 Notes to the condensed consolidated interim financial Information 5 Segment information and revenue (continued) 5.2 Revenue (continued) (c) Contract assets The Group has recognized the following revenue-related contract assets: As at June 30, As at December 31, 2023 2022 RMB’000 RMB’000 (Unaudited) Contract assets – Implementation 145,267 163,769 – Transaction based and support 15,599 18,711 – Business origination services 1,394 1,404 – Operation support services 9,949 12,085 – Post implementation support services 4,256 5,222 160,866 182,480 Less: Impairment loss allowance – Implementation (52,678) (52,385) – Transaction based and support (7,298) (7,467) – Operation support services (4,807) (4,779) – Post implementation support services (2,491) (2,688) (59,976) (59,852) 100,890 122,628

48 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the condensed consolidated interim financial Information 6 Expenses by nature Six months ended June 30, 2023 2022 RMB’000 RMB’000 (Unaudited) (Unaudited) Technology service fees 861,995 1,163,995 Employee benefit expenses (a) 681,139 876,153 Outsourcing labor costs 252,641 167,885 Amortization of intangible assets (Note 12) 64,091 86,017 Depreciation of property and equipment (Note 11) 41,513 63,610 Purchase costs of products 40,470 78,979 Business origination fees to channel partners 37,469 147,126 Interest expense from Virtual Bank Business 32,275 7,015 Professional service fees 17,411 76,875 Travelling expenses 16,341 18,760 Marketing and advertising fees 14,856 22,047 Impairment loss of intangible assets (Note 12) – 9,047 Others 42,321 36,687 Total cost of revenue, research and development expenses, selling and marketing expenses, general and administrative expenses 2,102,522 2,754,196 Six months ended June 30, 2023 2022 RMB’000 RMB’000 (Unaudited) (Unaudited) Research and development costs – Employee benefit expenses 194,740 282,253 – Technology service fees 331,760 463,535 – Amortization of intangible assets 3,027 4,234 – Depreciation of property and equipment 3,826 7,546 – Others 4,210 11,315 Amounts incurred 537,563 768,883 Less: capitalized (9,524) (28,370) 528,039 740,513

INTERIM REPORT 2023 49 Notes to the condensed consolidated interim financial Information 6 Expenses by nature (continued) (a) Employee benefit expenses are as follows: Six months ended June 30, 2023 2022 RMB’000 RMB’000 (Unaudited) (Unaudited) Wages and salaries 503,797 683,916 Welfare and other benefits 172,129 176,058 Share-based payments (Note 25) 5,213 16,179 681,139 876,153 7 Other income, gains or loss – net Six months ended June 30, 2023 2022 RMB’000 RMB’000 (Unaudited) (Unaudited) Net foreign exchange loss (16,300) (177,181) Government grants and tax rebates 28,686 23,542 Net gain on financial assets measured at fair value through profit or loss 10,028 18,948 (Loss)/Gain on termination of leases (7,567) 314 Net gain on derivatives 33,406 117,685 Others 627 597 48,880 (16,095)

50 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the condensed consolidated interim financial Information 8 Finance costs – net Six months ended June 30, 2023 2022 RMB’000 RMB’000 (Unaudited) (Unaudited) Finance income Interest income on bank deposits 11,516 5,236 Finance costs Interest expense on borrowings (5,062) (9,514) Interest expense on lease liabilities (Note 16(b)) (2,065) (3,906) Interest expense on redemption liability (4,014) (5,064) Bank charges (557) (1,177) (11,698) (19,661) (182) (14,425) 9 Income tax (expense)/benefit The income tax benefit of the Group for the six months ended June 30, 2023 and 2022 are analyzed as follows: Six months ended June 30, 2023 2022 RMB’000 RMB’000 (Unaudited) (Unaudited) Current income tax (9,279) (13,534) Deferred income tax 3,877 49,978 Income tax (expense)/benefit (5,402) 36,444

INTERIM REPORT 2023 51 Notes to the condensed consolidated interim financial Information 9 Income tax (expense)/benefit (continued) (a) PRC Enterprise Income Tax (“EIT”) The income tax provision of the Group in respect of operations in Mainland China has been calculated at the tax rate of 25%, unless preferential tax rates were applicable. OneConnect Smart Technology Co., Ltd. (Shenzhen) (“Shenzhen OneConnect”), Beijing Vantage Point Technology Co., Ltd. (“Vantage Point Technology”), Beijing BER Technology Company Ltd. (“BER Technology”) and Shenzhen E-Commerce Safety Certificates Administration Co., Ltd. (“Shenzhen CA”) as subsidiaries of the Group, were established in mainland China. They were eligible for preferential tax policies applicable for the qualification of “High and New Technology Enterprise” and were entitled to a preferential income tax rate of 15%. Shenzhen OneConnect Technology Services Co.,Ltd (“Shenzhen OneConnect Technology”) and Ping An OneConnect Cloud Technology Co., Ltd. (“OneConnect Cloud Technology”) as subsidiaries of the Group, were established in the China (Guangdong) Pilot Free Trade Zone Qianhai & Shekou Area of Shenzhen and accordingly is entitled to a reduced income tax rate of 15%. (b) Cayman Islands Income Tax The Company is incorporated under the laws of the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands and is not subject to Cayman Islands income tax. (c) Hong Kong Income Tax The Hong Kong income tax rate is 16.5%. No Hong Kong profits tax was provided for as there was no estimated assessable profit that was subject to Hong Kong profits tax for the six months ended June 30, 2023 and 2022. (d) Singapore Income Tax The Singapore income tax rate is 17%. No Singapore profits tax was provided for as there was no estimated taxable profit that was subject to Singapore profits tax for the six months ended June 30, 2023 and 2022. (e) Indonesia Income Tax The income tax provision in respect of the Group’s operations in Indonesia was calculated at the tax rate of 22% on the taxable profits for the six months ended June 30, 2023 and 2022. (f) Malaysia Income Tax The Malaysia income tax rate is 24%. No Malaysia profits tax was provided for as there was no estimated taxable profit that was subject to Malaysia profits tax for the six months ended June 30, 2023 and 2022. (g) Philippines Income Tax The Philippines income tax rate is 25%. No Philippines profits tax was provided for as there was no estimated taxable profit that was subject to Philippines profits tax for the six months ended June 30, 2023 and 2022.

52 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the condensed consolidated interim financial Information 9 Income tax (expense)/benefit (continued) (h) PRC Withholding Tax (“WHT”) According to the EIT Law, distribution of profits earned by PRC companies since January 1, 2008 to overseas investors is subject to withholding tax of 5% or 10%, depending on the region of incorporation of the overseas investor, upon the distribution of profits to overseas-incorporated immediate holding companies. For the six months ended June 30, 2023 and 2022, the Group has deficits in retained earnings, so no withholding tax is provided. 10 Loss per share Six months ended June 30, 2023 2022 RMB’000 RMB’000 (Unaudited) (Unaudited) Net loss for the period attributable to owners of the Company (190,465) (562,374) Weighted average number of ordinary shares in issue (in’000 shares) 1,089,589 1,103,087 Basic loss per share (RMB yuan) (0.17) (0.51) Diluted loss per share (RMB yuan) (0.17) (0.51) Basic loss per ADS (RMB yuan) (Note) (5.24) (15.29) Diluted loss per ADS (RMB yuan) (Note) (5.24) (15.29) Note: One ADS represented thirty ordinary shares of the Company. Basic loss per share is calculated by dividing the loss attributable to owners of the Company by the weighted average number of ordinary shares in issue during the six months ended June 30, 2023 and 2022. Shares held for share incentive scheme purpose have been treated as treasury shares. Accordingly, for purpose of calculation of loss per share, the issued and outstanding number of ordinary shares as at June 30, 2023 and 2022 has taking into account the shares held for share incentive scheme purpose. The effects of all outstanding share options granted under the Share Option Scheme and Restricted Share Units Scheme (Note 25) for six months ended June 30, 2023 and 2022 have been excluded from the computation of diluted loss per share as their effects would be anti-dilutive. Accordingly, dilutive loss per share for the six months ended June 30, 2023 and 2022 were the same as basic loss per share for the period.

INTERIM REPORT 2023 53 Notes to the condensed consolidated interim financial Information 11 Property and equipment Office and telecommunication equipment Right-of-use properties Leasehold improvements Total RMB’000 RMB’000 RMB’000 RMB’000 (Unaudited) Six months ended June 30, 2023 Opening net book amount 41,855 89,574 19,972 151,401 Additions 2,854 21,829 2,369 27,052 Disposals, net (649) (17,470) (2,922) (21,041) Depreciation charge (9,861) (25,879) (5,773) (41,513) Exchange difference 75 710 98 883 Closing net book amount 34,274 68,764 13,744 116,782 As at June 30, 2023 Cost 113,211 334,974 117,759 565,944 Accumulated depreciation (76,356) (268,093) (103,375) (447,824) Exchange difference (2,581) 1,883 (640) (1,338) Net book amount 34,274 68,764 13,744 116,782 (Unaudited) Six months ended June 30, 2022 Opening net book amount 58,448 144,001 41,963 244,412 Additions 5,358 66,439 4,059 75,856 Disposals, net (1,914) (9,136) – (11,050) Depreciation charge (12,248) (37,903) (13,459) (63,610) Exchange difference 230 901 324 1,455 Closing net book amount 49,874 164,302 32,887 247,063 As at June 30, 2022 Cost 124,565 434,611 112,864 672,040 Accumulated depreciation (71,845) (269,873) (79,084) (420,802) Exchange difference (2,846) (436) (893) (4,175) Net book amount 49,874 164,302 32,887 247,063

54 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the condensed consolidated interim financial Information 11 Property and equipment (continued) During the different periods, the approximate depreciation which were charged to cost of revenue, research and development expenses, selling and marketing expenses and general and administrative expenses were as follows: Six months ended June 30, 2023 2022 RMB’000 RMB’000 (Unaudited) (Unaudited) Cost of revenue 3,365 1,560 Research and development expenses 3,826 7,546 Selling and marketing expenses 2,382 2,638 General and administrative expenses 31,940 51,866 41,513 63,610 Depreciation of office and telecommunication equipment is allocated to different functional expenses based on usage of equipment by different functional divisions. Right-of-use properties and leasehold improvement are primarily related to business office buildings leased by the Group and used as corporate headquarters. For leased business office buildings which are for general and administrative use, the depreciation of the related right-of-use properties and leasehold improvement is charged to general and administrative expense.

Notes to the condensed consolidated interim financial Information

12 Intangible assets

	Application and platform								
(Unaudited)	Contributed by Ping An Group RMB'000	Developed internally RMB'000	Acquired RMB'000	Purchased Software RMB'000	Development costs in progress RMB'000	Goodwill RMB'000	Business license RMB'000	Others RMB'000	Total RMB'000
Six months ended June 30, 2023									
Opening net book amount	–	176,206	–	12,821	29,179	289,161	61,026	2,043	570,436
Additions	–	–	–	6,617	9,524	–	–	–	16,141
Transfer	–	5,394	–	–	(5,394)	–	–	–	–
Amortization	–	(41,317)	–	(7,321)	–	–	(15,453)	–	(64,091)
Exchange differences	–	2,710	–	246	783	–	–	–	3,739
Closing net book amount	–	142,993	–	12,363	34,092	289,161	45,573	2,043	526,225
As at June 30, 2023									
Cost	690,910	778,726	61,078	156,351	32,829	289,161	155,492	80,263	2,244,810
Accumulated amortization	(690,910)	(643,382)	(61,078)	(144,206)	–	–	(109,919)	(78,220)	(1,727,715)
Exchange differences	–	7,649	–	218	1,263	–	–	–	9,130
Net book amount	–	142,993	–	12,363	34,092	289,161	45,573	2,043	526,225
Six months ended June 30, 2022									
Opening net book amount	–	226,943	2,231	27,041	45,389	289,161	92,341	4,088	687,194
Additions	–	–	–	169	28,370	–	–	–	28,539
Write-off	–	(6,371)	–	–	(2,676)	–	–	–	(9,047)
Transfer	–	3,328	–	–	(3,328)	–	–	–	–
Amortization	–	(57,491)	(2,231)	(8,899)	–	–	(15,862)	(1,534)	(86,017)
Exchange differences	–	4,068	–	342	599	–	–	–	5,009
Closing net book amount	–	170,477	–	18,653	68,354	289,161	76,479	2,554	625,678
As at June 30, 2022									
Cost	690,910	718,132	61,078	148,976	68,479	289,161	155,492	80,263	2,212,491
Accumulated amortization	(690,910)	(548,755)	(61,078)	(130,055)	–	–	(79,013)	(77,709)	(1,587,520)
Exchange differences	–	1,100	–	(268)	(125)	–	–	–	707
Net book amount	–	170,477	–	18,653	68,354	289,161	76,479	2,554	625,678

INTERIM REPORT 2023 55

Notes to the condensed consolidated interim financial Information

12 Intangible assets (continued)

During the six months ended June 30, 2023 and 2022, the amount of amortization charged to cost of revenue, research and development expenses and general and administrative expenses are as follows:

	Six months ended June 30,	
	2023	2022
	RMB'000	RMB'000
	(Unaudited)	(Unaudited)
Cost of revenue	55,165	79,496
Research and development expenses	3,027	4,234
General and administrative expenses	5,899	2,287
	64,091	86,017

13 Investments accounted for using the equity method

	Six months ended June 30,	
	2023	2022
	RMB'000	RMB'000
	(Unaudited)	(Unaudited)
At beginning of period	199,200	185,346
Share of gain of associate and joint venture – net	7,157	20,302
Impairment charges on associates	(7,157)	–
Disposal	(199,200)	–
At end of period	–	205,648

On March 28, 2017, Shanghai OneConnect Financial Technology Co., Ltd. ("Shanghai OneConnect") set up Pingan Puhui Lixin Asset Management Co., Ltd. ("Puhui Lixin") with Pingan Puhui Enterprise Management Co., Ltd. ("Puhui Management"), a subsidiary of Lufax. The Group's equity interests in Puhui Lixin was 40% for the six months ended June 30, 2022. On November 24, 2022, Shanghai OneConnect entered into the Equity Transfer Agreement with Puhui Management, pursuant to which Shanghai OneConnect conditionally agreed to sell, and Puhui Management conditionally agreed to purchase, the Group's 40% equity interest in Puhui Lixin at a consideration of RMB199,200,000. The transaction has been approved by the extraordinary general meeting and completed as at June 30, 2023.

The Group entered into an agreement of setting up Financial Open Portal (Guangxi) Cross-border Financial Digital Co., Ltd. ("Open Portal Guangxi") with Digital Guangxi Group Co., Ltd. ("Digital Guangxi") on April 10, 2020. The Group and Digital Guangxi owned the equity interest in Open Portal Guangxi as to 51% and shares control with Digital Guangxi so that accounts for the investment as a joint venture. The joint ventures accounted for using the equity method are individually immaterial.

56 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

INTERIM REPORT 2023 57 Notes to the condensed consolidated interim financial Information 14 Financial instruments by category The Group holds the following financial instruments: As at June 30, As at December 31, 2023 2022 Note RMB’000 RMB’000 (Unaudited) Financial assets Financial assets measured at amortized cost – Trade receivables 17 1,190,632 940,989 – Prepayments and other receivables (excluding non-financial asset items) 18 831,090 816,179 – Financial assets measured at amortized cost from virtual bank 19 2,377 44 – Restricted cash and time deposits over three months 21 202,136 343,814 – Cash and cash equivalents 22 1,519,513 1,907,776 Financial assets measured at fair value through other comprehensive income (FVOCI) 15 2,126,733 2,054,541 Financial assets measured at fair value through profit or loss (FVPL) 20 771,828 690,627 Derivative financial assets – Held at FVPL 29 59,631 56,363 Total 6,703,940 6,810,333 Financial liabilities Liabilities at amortized cost – Trade and other payables (excluding non-financial liability items) 26 1,595,804 1,355,329 – Short-term borrowings 27 256,418 289,062 – Customer deposits 28 1,972,532 1,929,183 – Other financial liabilities from virtual bank 92,198 89,327 Derivative financial liability – Held at FVPL 29 – 9,568 Total 3,916,952 3,672,469

58 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the condensed consolidated interim financial Information 15 Financial assets measured at fair value through other comprehensive income As at June 30, As at December 31, 2023 2022 RMB’000 RMB’000 (Unaudited) Loans and advances to customers from virtual bank 1,682,923 1,608,402 Equity securities (Note (a)) 3,204 3,204 Debt securities 440,606 442,935 2,126,733 2,054,541 Less: Non-current financial asset measured at fair value through other comprehensive income (816,573) (821,110) 1,310,160 1,233,431 (a) On August 4, 2016, the Group acquired 5% equity interest in Fujian Exchange Settlement Centre Co., Ltd. (福建交易場所清算中心股 份有限公司) at a consideration of RMB5,000,000. 16 Leases (a) Amounts recognized in the consolidated balance sheet As at June 30, As at December 31, 2023 2022 RMB’000 RMB’000 (Unaudited) Right-of-use assets (Note 11) – Properties 68,764 89,574 Lease liabilities (Note 26) – Non current 35,636 44,553 – Current 33,291 47,030 68,927 91,583

INTERIM REPORT 2023 59 Notes to the condensed consolidated interim financial Information 16 Leases (continued) (b) Amounts recognized in the consolidated statement of comprehensive income Six months ended June 30, 2023 2022 RMB’000 RMB’000 (Unaudited) (Unaudited) Depreciation charge of right-of-use assets 25,879 37,903 Interest expenses (Note 8) 2,065 3,906 27,944 41,809 The total cash outflow for leases for the six months ended June 30, 2023 and 2022 were RMB39,100,000 and RMB32,004,000 respectively. Expenses recognized in relation to short-term leases for the six months ended June 30, 2023 and 2022 amounted to RMB348,000 and RMB1,941,000 respectively. 17 Trade receivables As at June 30, As at December 31, 2023 2022 RMB’000 RMB’000 (Unaudited) Trade receivables 1,269,270 998,036 Less: impairment loss allowance (78,638) (57,047) 1,190,632 940,989

60 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the condensed consolidated interim financial Information 17 Trade receivables (continued) Trade receivables and their aging analysis, based on recognition date, are as follows: As at June 30, As at December 31, 2023 2022 RMB’000 RMB’000 (Unaudited) Up to 1 year 1,190,254 932,479 1 to 2 years 62,679 42,752 2 to 3 years 10,414 13,857 Above 3 years 5,923 8,948 1,269,270 998,036 18 Prepayments and other receivables As at June 30, As at December 31, 2023 2022 RMB’000 RMB’000 (Unaudited) Deposit receivable* 820,285 776,481 Value-added-tax deductible 161,123 143,338 Advance to suppliers 51,612 71,755 Advance to staffs 45,776 47,332 Receivables for value-added-tax paid on behalf of wealth management products – 455 Others 26,195 46,519 Less: impairment loss allowance (7,276) (7,276) 1,097,715 1,078,604 * Deposit receivable mainly represents deposit paid to related parties and other suppliers according to the contract terms and receivable within one year.

INTERIM REPORT 2023 61 Notes to the condensed consolidated interim financial Information 19 Financial assets measured at amortized cost from virtual bank As at June 30, As at December 31, 2023 2022 RMB’000 RMB’000 (Unaudited) Loans and advances to customers 2,449 44 Less: expected credit loss provision (72) – 2,377 44 20 Financial assets measured at fair value through profit or loss As at June 30, As at December 31, 2023 2022 RMB’000 RMB’000 (Unaudited) Wealth management products 771,828 690,627 As at June 30, 2023 and December 31, 2022, out of the wealth management products which the Group invested in, RMB411,738,000 and RMB690,627,000 were managed by subsidiaries of Ping An Group which are redeemable upon request by the holders, respectively.

62 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the condensed consolidated interim financial Information 21 Restricted cash and time deposits over three months As at June 30, As at December 31, 2023 2022 RMB’000 RMB’000 (Unaudited) Pledged bank deposits 52,475 198,320 Accrued interests 936 1,238 Time deposits with initial terms over three months 148,725 144,256 202,136 343,814 As at June 30, 2023, RMB44,727,000 (USD6,190,000) were pledged for currency swaps, and RMB7,748,000, were pledged for business guarantees. As at December 31, 2022, RMB192,989,000 (USD27,710,000) were pledged for currency swaps, and RMB5,331,000 were pledged for business guarantee.

INTERIM REPORT 2023 63 Notes to the condensed consolidated interim financial Information 22 Cash and cash equivalents As at June 30, As at December 31, 2023 2022 RMB’000 RMB’000 (Unaudited) Cash on hand 12 12 Cash at banks and central bank 1,519,501 1,907,764 1,519,513 1,907,776 23 Share capital Number of shares USD Authorized Ordinary shares of USD0.00001 at June 30, 2023 and December 31, 2022 5,000,000,000 50,000 Issued Number of shares USD Equivalent to RMB Ordinary shares of USD0.00001 on June 30, 2023, December 31, 2022 and June 30, 2022 1,169,980,653 11,700 78,008 Note: On April 1, 2021 and April 2, 2021, the Company bought back and cancelled 8 ordinary shares from Round A Investors.

Notes to the condensed consolidated interim financial Information

24 Other reserves

	Recapitalization reserve RMB'000	Share premium RMB'000	Share-based compensation reserve RMB'000	Foreign currency translation differences RMB'000	Others RMB'000	Total RMB'000
(Unaudited)						
As at January 1, 2023	1,200,000	9,627,159	209,603	140,471	(224,161)	10,953,072
– Foreign currency translation differences	–	–	–	61,561	–	61,561
– Fair value changes on financial assets measured at fair value through other comprehensive income	–	–	–	–	1,057	1,057
Share-based payments :						
– Value of services (Note 25)	–	–	6,691	–	–	6,691
– Transactions with non-controlling interests	–	–	–	–	(4,434)	(4,434)
As at June 30, 2023	1,200,000	9,627,159	216,294	202,032	(227,538)	11,017,947
(Unaudited)						
As at January 1, 2022	1,200,000	9,627,159	200,631	(285,674)	(229,485)	10,512,631
– Foreign currency translation differences	–	–	–	233,721	–	233,721
– Fair value changes on financial assets measured at fair value through other comprehensive income	–	–	–	–	3,713	3,713
Share-based payments :						
– Value of services (Note 25)	–	–	17,504	–	–	17,504
– Exercise of shares under share option Scheme	–	–	295	–	–	295
– Vesting of shares under Restricted Share Unit Scheme	–	–	(1,100)	–	–	(1,100)
As at June 30, 2022	1,200,000	9,627,159	217,330	(51,953)	(225,772)	10,766,764

64 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

INTERIM REPORT 2023 65 Notes to the condensed consolidated interim financial Information 25 Share-based payments For the purpose of establishing the Group’s share incentive scheme, Xin Ding Heng Limited (“Xin Ding Heng”) was set up in 2017 as a special purpose vehicle to indirectly hold 66,171,600 ordinary shares of the Company. As the Company has the power to govern the relevant activities of Xin Ding Heng and can derive benefits from the services to be rendered by the grantees, the directors of the Company consider that it is appropriate to consolidate Xin Ding Heng. In September 2020, the Company purchased at par value of the 66,171,600 ordinary shares indirectly held by Xin Ding Heng and deposited these shares to the depositary of its ADS program. The aggregate consideration of RMB88,280,000 for 66,171,600 shares had been recognized as “shares held for share incentive scheme” before the respective shares were effectively transferred to guarantees under share incentive scheme. On November 7, 2017, equity-settled share-based compensation plan (“the Share Option Scheme”) was set up with the objective to recognize and reward the contribution of eligible directors, employees and other persons (collectively, the “Grantees”) for the growth and developments of the Group. On September 10, 2019, the Board of Directors of the company approved to amend and restate the equity-settled share-based compensation plan to supplement the Share Option Scheme with performance-based shares to grant to the Grantees (“the Restricted Share Units Scheme”). The 66,171,600 shares reserved for the share incentive scheme comprise the options previously granted under the Share Option Scheme and the remaining shares for grant under the Restricted Share Units Scheme. Both the Share Option Scheme and the Restricted Share Units Scheme are valid and effective for 10 years from the grant date. Share-based compensation expenses for the six months ended June 30, 2023 and 2022 were allocated as follows: Six months ended June 30, 2023 2022 RMB’000 RMB’000 (Unaudited) (Unaudited) – Cost of revenue 1,336 1,422 – Research and development expenses 1,391 1,759 – Selling and marketing expenses 621 1,919 – General and administrative expenses 3,343 12,404 Total 6,691 17,504 Value of employee’s services (Note 6) 5,213 16,179 Value of non-employee’s services 1,478 1,325 Total 6,691 17,504

Notes to the condensed consolidated interim financial Information

25 Share-based payments (continued)

(a) Share Option Scheme

Subject to the Grantee continuing to be a service provider, 100% of these options will be vested over 4 years upon fulfilling the non-market performance conditions prescribed in the grantee agreement.

The exercisable period of options starts no earlier than 12 months after the Company successfully completes an initial public offering and the Company's shares get listed in the stock exchange ("IPO and Listing") and no later than 8 years from the grant date. The vesting date is determined by the Board of Directors of the Company.

Movements in the number of share options granted to employees are as follows:

	Number of share options Six months ended June 30, 2023 (Unaudited)	2022 (Unaudited)
At beginning of period	10,137,344	12,725,995
Exercised	–	(529,728)
Forfeited	(1,648,884)	(1,314,061)
At end of period	8,488,460	10,882,206

For the outstanding share options, the weighted-average exercise price was RMB18.52 and RMB22.69 per share and the weighted-average remaining contractual life was 2.73 and 3.82 years as at June 30, 2023 and 2022, respectively.

Share options outstanding at the balance sheet dates have the following expiry dates and exercise prices.

Grant Year	Expiry Year	Exercise price	Fair value of options	Number of share options As at June 30, 2023 (Unaudited)	As at December 31, 2022
2017	2027	RMB1.33	RMB0.62	956,400	977,951
2017	2027	RMB2.00	RMB0.52	4,714,260	5,295,021
2018	2028	RMB52.00	RMB26.00	2,187,300	3,044,462
2019	2029	RMB52.00	RMB23.42	630,500	819,910
				8,488,460	10,137,344

66 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

INTERIM REPORT 2023 67 Notes to the condensed consolidated interim financial Information 25 Share-based payments (continued) (a) Share Option Scheme (continued) The Company has used the discounted cash flow method to determine the underlying equity fair value of the Company to determine the fair value of the underlying ordinary share before its IPO. Key assumptions, such as discount rate and projections of future performance, are required to be determined by the Company with best estimate. Based on fair value of the underlying ordinary share, the Company has used Binomial option-pricing model to determine the fair value of the share option as at the grant date. Key assumptions are set as below: Date of grant November 7, 2017 November 8, 2018 June 1, 2019 Discount rate 24.0% 17.0% 17.0% Risk-free interest rate 4.0% 4.0% 3.0% Volatility 52.0% 51.0% 46.0% Dividend yield 0.0% 0.0% 0.0% The Binomial Model requires the input of highly subjective assumptions. The risk-free rate for periods within the contractual life of the option is based on the China Treasury yield curve in effect at the time of grant. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected life of the options. The Company estimates the volatility of its ordinary shares at the respective dates of grant based on the historical volatility of similar U.S. public companies for a period equal to the expected life preceding the grant date. (b) Restricted Share Units Scheme Subject to the Grantee continuing to be a service provider, 100% of these restricted share units will be vested over 4 years upon fulfilling the service conditions and non-market performance conditions prescribed in the grantee agreement. Movements in the number of restricted share units granted to employees are as follows: Number of restricted share units Six months ended June 30, 2023 2022 (Unaudited) (Unaudited) At beginning of period 36,232,094 16,552,829 Granted 230,000 4,145,900 Vested – (824,973) Forfeited (3,791,623) (2,086,616) At end of period 32,670,471 17,787,140

Notes to the condensed consolidated interim financial Information

25 Share-based payments (continued)

(b) Restricted Share Units Scheme (continued)

Restricted share units outstanding at the balance sheet dates have the following expiry dates and fair value prices.

			Number of restricted share units	
Grant Year	Expiry Year	Fair value of restricted share units RMB	As at June 30, 2023 (Unaudited)	As at December 31, 2022
01/09/2019	01/09/2029	35.22	167,753	204,503
01/01/2020	01/01/2030	16.18	11,509	11,509
01/04/2020	01/04/2030	16.98	42,508	45,008
01/07/2020	01/07/2030	38.67	1,502	1,502
01/06/2021	01/06/2031	13.69	173,043	248,043
01/06/2021	01/06/2031	14.31	7,502	7,502
01/06/2021	01/06/2031	14.93	112,500	112,500
01/07/2021	01/07/2031	15.16	129,001	147,751
01/09/2021	01/09/2031	5.53	3,615,465	4,198,965
01/10/2021	01/10/2031	5.25	79,093	116,593
01/10/2021	01/10/2031	3.91	–	–
01/10/2021	01/10/2031	4.68	3,444,155	3,973,655
02/01/2022	02/01/2032	2.40	112,789	126,862
02/01/2022	02/01/2032	2.41	1,740,001	1,740,001
02/01/2022	02/01/2032	3.29	551,650	567,700
02/01/2022	02/01/2032	2.64	300,000	300,000
02/04/2022	02/04/2032	1.78	130,000	130,000
02/07/2022	02/07/2032	2.72	40,000	40,000
02/10/2022	02/10/2032	0.98	80,000	80,000
16/12/2022	16/12/2032	0.81	21,742,000	24,180,000
02/01/2023	02/01/2033	0.71	190,000	–
			32,670,471	36,232,094

The Company has used the discounted cash flow method to determine the underlying equity fair value of the Company to determine the fair value of the underlying ordinary share before its IPO. Key assumptions, such as discount rate and projections of future performance, are required to be determined by the Company with best estimate.

68 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

INTERIM REPORT 2023 69 Notes to the condensed consolidated interim financial Information 25 Share-based payments (continued) (b) Restricted Share Units Scheme (continued) Based on fair value of the underlying ordinary share, the Company has used the Monte Carlo model to determine the fair value of the restricted share units as at the grant date. Key assumptions are set as below: Six months ended June 30, 2023 2022 (Unaudited) (Unaudited) Discount rate* 15.0% 15.0% Risk-free interest rate 2.0%~3.0% 2.0%~3.0% Volatility 43.0%~49.0% 43.0%~49.0% Dividend yield 0.0% 0.0% * Applicable for the restricted share units granted in September 2019. The Monte Carlo model requires the input of highly subjective assumptions. The risk-free rate for periods within the contractual life of the restricted share units is based on the China Treasury Bond Yield Curve in effect at the time of grant. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected life of the restricted share units. The Company estimates the volatility of its ordinary shares at the date of grant based on the historical volatility of similar US public companies for a period equal to the expected life preceding the grant date.

70 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the condensed consolidated interim financial Information 26 Trade and other payables As at June 30, As at December 31, 2023 2022 RMB’000 RMB’000 (Unaudited) Trade payables (Note(a)) Due to related parties 254,697 442,007 Due to third parties 197,963 311,610 452,660 753,617 Redemption liability (Note(b)) 232,951 243,937 Accrued expenses 493,415 516,240 Security deposits 171,825 160,814 Lease liabilities (Note 16(a)) 68,927 91,583 Amounts payable for purchase of shares held for share incentive scheme (Note 25) 88,280 88,280 Other tax payables 44,099 51,913 Amounts due to related parties 833,419 644,900 Others 147,700 112,822 2,533,276 2,664,106 Less: non – current portion Lease liabilities (35,636) (44,553) Amounts payable for purchase of shares held for share incentive scheme (Note 25) (88,280) (88,280) (123,916) (132,833) 2,409,360 2,531,273 (a) As at June 30, 2023 and December 31, 2022, based on recognition date, the aging of the trade payables are mainly within one year. (b) The Group acquired the remaining 20% equity interests of BER Technology and relevant redemption liability has been settled as at June 30, 2023.

INTERIM REPORT 2023 71 Notes to the condensed consolidated interim financial Information 27 Short-term borrowings As at June 30, As at December 31, 2023 2022 RMB’000 RMB’000 (Unaudited) Unsecured 256,418 289,062 The weighted average interest rate of short-term borrowings was 4.61% and 4.63% per annum as at December 31, 2022 and June 30, 2023, respectively. 28 Customer deposits As at June 30, As at December 31, 2023 2022 RMB’000 RMB’000 (Unaudited) Fixed deposits 1,674,235 1,685,952 Current and savings accounts 298,297 243,231 1,972,532 1,929,183 It represented customer deposits held by Ping An OneConnect Bank (Hong Kong) Limited (“OneConnect Bank”).

Notes to the condensed consolidated interim financial Information

29 Derivative financial assets and liabilities

	As at June 30, 2023 Nominal amount RMB'000 (Unaudited)	As at June 30, 2023 Fair value RMB'000 (Unaudited)	As at December 31, 2022 Nominal amount RMB'000	As at December 31, 2022 Fair value RMB'000
Foreign exchange swaps	5,781	426	648,404	19,279
Currency forwards	567,404	59,205	741,937	37,084
Derivative financial assets	573,185	59,631	1,390,341	56,363
Foreign exchange swaps	–	–	208,938	9,568
Derivative financial liabilities	–	–	208,938	9,568

30 Other financial liabilities from virtual bank

	As at June 30, 2023 RMB'000 (Unaudited)	As at December 31, 2022 RMB'000
Repurchase agreements	92,198	89,327

As at June 30, 2023 and December 31, 2022, the repurchase agreements of OneConnect Bank amounting to RMB92,198,000 (HKD100,000,000) and RMB89,327,000 (HKD100,000,000), respectively, were secured by debt securities included in "Financial assets measured at fair value through other comprehensive income".

31 Dividends

No dividends were paid or declared by the Company for the six months ended June 30, 2023 and 2022.

32 Related party transactions

The following significant transactions were carried out between the Group and its related parties for the six months ended June 30, 2023 and 2022.

72 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

INTERIM REPORT 2023 73 Notes to the condensed consolidated interim financial Information 32 Related party transactions (continued) (a) Names and relationships with related parties The following companies are related parties of the Group that had balances and/or transactions with the Group for the six months ended June 30, 2023 and 2022. Name of related parties Relationship with the Group Sen Rong Limited (i) A shareholder that has significant influence over the Group Rong Chang Limited (i) A shareholder that has significant influence over the Group Bo Yu A shareholder that has significant influence over the Group Ping An Group Ultimate parent company of Bo Yu Subsidiaries of Ping An Group Controlled by Ping An Group (i) As a result of the acting-in-concert agreement entered into between Sen Rong and Rong Chang, pursuant to which Sen Rong has agreed to act together with Rong Chang for the purpose of exercising Sen Rong’s shareholders’ rights in the Company, Rong Chang and Sen Rong have significant influence over the Group as a concert group. (b) Key management personnel compensations Key management includes directors (executive and non-executive) and senior officers. The compensations paid or payable by the Group to key management for employee services are shown below: Six months ended June 30, 2023 2022 RMB’000 RMB’000 (Unaudited) (Unaudited) Wages and salaries 8,953 15,518 Welfare and other benefits 232 330 Share-based payments 1,982 6,566 11,167 22,414

74 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the condensed consolidated interim financial Information 32 Related party transactions (continued) (c) Significant transactions with related parties Six months ended June 30, 2023 2022 RMB’000 RMB’000 (Unaudited) (Unaudited) Revenue Ping An Group and its subsidiaries 1,117,649 1,231,282 Purchase of services Ping An Group and its subsidiaries 742,234 909,056 Net gain from wealth management products consolidated by related parties Ping An Group and its subsidiaries 6,779 10,461 Net gain on derivatives Ping An Group and its subsidiaries 33,406 117,685 Interest income on bank deposits Ping An Group and its subsidiaries 4,144 4,710 Leasing payment Ping An Group and its subsidiaries 3,226 7,541 Interest expenses Ping An Group and its subsidiaries – 2,673

INTERIM REPORT 2023 75 Notes to the condensed consolidated interim financial Information 32 Related party transactions (continued) (d) Balances with related parties As at June 30, As at December 31, 2023 2022 Trade related RMB’000 RMB’000 (Unaudited) Trade receivables Ping An Group and its subsidiaries (i) 603,647 372,456 Contract assets Ping An Group and its subsidiaries 13,362 9,876 Prepayment and other receivables Ping An Group and its subsidiaries (i) 811,650 771,137 Cash and restricted cash Ping An Group and its subsidiaries 680,519 787,916 Trade and other payables Ping An Group and its subsidiaries (i) 1,088,116 1,086,907 Contract liabilities Ping An Group and its subsidiaries (i) 10,592 27,517 Non-trade related (ii) Financial assets measured at fair value through profit or loss (Note 20) Ping An Group and its subsidiaries 411,738 405,960 Derivative financial assets Ping An Group and its subsidiaries 59,631 56,363 Derivative financial liabilities Ping An Group and its subsidiaries – 9,568 (i) The balances with related parties were unsecured, interest-free and repayable on demand. (ii) The balances were mainly for treasury management purpose which are collectable or repayable on demand or within one year.

76 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the condensed consolidated interim financial Information 33 The Group’s maximum exposure to unconsolidated structured entities The Group has determined that all of assets management products managed by the Group and its investments in wealth management products, which are not controlled by the Group, are unconsolidated structured entities. The following table shows the Group’s maximum exposure to the unconsolidated structured entities which represents the Group’s maximum possible risk exposure that could occur as a result of the Group’s arrangements with structured entities. The maximum exposure is contingent in nature and approximates the sum of direct investments made by the Group. The direct investments made by the Group are classified as FVPL. The size of unconsolidated structured entities and the Group’s funding and maximum exposure are shown below: Unconsolidated structured entities 30 June 2023 Size Carrying amount The Group’s maximum exposure Interest held by the Group RMB’000 RMB’000 RMB’000 Wealth management products managed by other parties Note (a) 771,828 771,828 Investment income Unconsolidated structured entities 31 December 2022 Size Carrying amount The Group’s maximum exposure Interest held by the Group RMB’000 RMB’000 RMB’000 Asset management products managed by the Group 594,058 – – Service fee Wealth management products managed by other parties Note (a) 690,627 690,627 Investment income (a) The wealth management products are sponsored by related financial institutions, including Ping An Group and other parties. The information related to size of these structured entities were not publicly available. The carrying amount is recorded in financial assets measured at fair value through profit or loss. 34 Contingencies The Group did not have any material contingent liabilities as at June 30, 2023 and December 31, 2022.